As filed with the Securities and Exchange Commission on July 15, 2003
Registration No. 333-106769

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT

NO. 1 TO
Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CoStar Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	52-2091509
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2 Bethesda Metro Center, Bethesda, MD 20814

(301) 215-8300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Carla J. Garrett, Esq.

General Counsel
2 Bethesda Metro Center, Bethesda, MD 20814
(301) 215-8300
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copy to:

Stephen I. Glover, Esq. Gibson, Dunn & Crutcher, LLP 1050 Connecticut Avenue, N.W. Washington, DC 20036 (202) 955-8500	William C. Rogers, Esq. Choate, Hall & Stewart Exchange Place, 53 State Street Boston, MA 02109 (617) 248-5000

      Approximate date of commencement of proposed sale to the public: As soon as practicable on or after the effective date of this Registration Statement.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.     ☐

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box.     ☐

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. A registration statement relating to the securities has been filed with the Securities and Exchange Commission. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 15, 2003

PROSPECTUS

1,250,000 Shares

Common Stock

         We are offering 1,250,000 shares of our common stock. Our common stock is traded on the Nasdaq National Market under the symbol “CSGP.” The last reported sale price of our common stock on July 14, 2003 on the Nasdaq National Market was $30.99 per share.

       Investing in our common stock involves risks. See “Risk Factors” on page 4.

	Per Share	Total

Public Offering Price	$	$
Underwriting Discounts	$	$
Proceeds, before expenses, to CoStar Group, Inc.	$	$

      The underwriters have a 30-day option to purchase up to an additional 187,500 shares of common stock from us to cover over-allotments.

      The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Needham & Company, Inc.

William Blair & Company

JMP Securities

The date of this prospectus is                     , 2003.

i

PROSPECTUS SUMMARY

      The following summary highlights the key information contained elsewhere in this prospectus. It does not contain all the information that may be important to you. You should read this entire prospectus carefully, especially the discussion of “Risk Factors” and our consolidated financial statements and related notes, before deciding to invest in shares of our common stock. In this prospectus, “CoStar,” “the Company,” “we,” “us,” and “our” refers to CoStar Group, Inc. and its subsidiaries unless the context requires otherwise. Unless otherwise indicated, the information in this prospectus assumes no exercise of the underwriters’ over-allotment option.

The Company

      We are the leading provider of information services to the commercial real estate industry in the United States and United Kingdom. Our integrated suite of products offers customers online access to the most comprehensive, verified database of commercial real estate information on 50 U.S. markets as well as London and the United Kingdom.

      Since our founding in 1987, our strategy has been to provide commercial real estate professionals with critical knowledge to complete transactions, by offering the most comprehensive, timely and standardized information on U.S. commercial real estate. As a result of our January 2003 acquisition of Property Intelligence plc, we have extended our offering of comprehensive commercial real estate information to include London and other U.K. markets. We deliver our content to customers via more than 10 distinct products and services. Our wide array of online commercial real estate information services includes a leasing marketplace, a selling marketplace, sales comparable information, data hosting for clients’ web sites, decision support, contact management, tenant information, property data integration, property marketing and industry news. We have created a standardized information platform where the commercial real estate industry and related businesses can continuously interact and easily facilitate transactions due to efficient exchange of accurate information supplied by us. In 2002, we released a major upgrade to our product line that integrates each of our on-line U.S. subscription products into a single, fully web-based platform.

      We have a number of assets that provide a unique foundation for this multinational platform, including the most comprehensive, proprietary database in the industry; the largest research department in the industry; advanced software and proprietary technology, including a large in-house product development team; a broad suite of web-based products and services; and what we believe is the largest number of participating organizations and clients. Our database has been developed and enhanced for more than 15 years by a research department that makes thousands of daily updates to our database. In addition to our internal efforts to grow the database, we have obtained and assimilated over 50 proprietary databases.

      Our principal executive offices are located at 2 Bethesda Metro Center, Bethesda, Maryland 20814 and our telephone number is (301) 215-8300. You can visit our website at www.costar.com. The information contained on our website is not part of this prospectus and you should not rely on it in deciding whether to invest in our common stock.

The Offering

Common stock offered by CoStar Group, Inc.	1,250,000 shares

Common stock to be outstanding after this offering	17,078,714 shares

Use of Proceeds	We intend to use the net proceeds to fund all or a portion of the costs of any strategic acquisitions we determine to pursue in the future, to finance the growth of our business and for working capital and other general corporate purposes.

Nasdaq National Market symbol	CSGP

      The information above is based on the number of shares outstanding as of April 30, 2003 and excludes (a) outstanding options to purchase up to 2,220,790 shares of common stock as of April 30, 2003, (b) 849,101 shares of common stock available for future issuance under our stock option plan and (c) an outstanding warrant to purchase 8,117 shares of common stock.

Summary Consolidated Financial Data

(in thousands, except per share data)

      The following table provides selected consolidated financial and operating data for the five years ended December 31, 2002 and the three months ended March 31, 2002 and 2003.

      The “As Adjusted” column in the balance sheet data gives effect to the sale of 1,250,000 shares of common stock in this offering at an assumed offering price of $29.68 per share, the last reported sale price of our common stock on June 30, 2003 on the Nasdaq National Market, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

						Three Months Ended
	Fiscal Year Ended December 31,					March 31,

	1998	1999	2000	2001	2002	2002	2003

						(unaudited)
Consolidated Statement of Operations Data:
Revenues	$13,900	$30,234	$58,502	$72,513	$79,363	$19,061	$22,553
Gross margin	9,338	16,990	28,300	42,197	51,351	11,965	14,950
Loss from operations	(3,526)	(15,383)	(55,035)	(22,726)	(5,543)	(1,861)	(920)
Net loss	(3,185)	(12,277)	(49,655)	(20,161)	(4,784)	(1,622)	(843)
Net loss per share — basic and diluted	$(0.44)	$(1.05)	$(3.28)	$(1.29)	$(0.30)	$(0.10)	$(0.05)
Weighted average shares outstanding — basic and diluted	7,213	11,727	15,137	15,636	15,759	15,720	15,814

	As of March 31, 2003

	Actual	As Adjusted

	(unaudited)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$26,315	$61,125
Working capital	19,606	54,416
Total assets	118,885	153,695
Total liabilities	15,555	15,555
Stockholders’ equity	103,330	138,140

RISK FACTORS

      Investing in our common stock involves a high degree of risk. You should consider the following risk factors, as well as the risk factors contained in our Quarterly Report on Form 10-Q for the three months ended March 31, 2003, which is incorporated by reference in this prospectus, as well as other information contained or incorporated by reference in this prospectus, before deciding to purchase any shares of our common stock. The risks and uncertainties described are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations. If any of these risks occur, our business could suffer, the market price of our common stock could decline and you could lose all or part of your investment in our common stock.

Our future profitability is uncertain.

      To date, we have not recorded an overall operating profit because the investment required for geographic expansion and new services has caused our expenses to exceed our profits. Our ability to earn a profit will largely depend on our ability to manage our growth, and to generate revenues that exceed our expenses. In addition, our ability to earn a profit, to increase revenues or to control costs could be affected by the factors set forth below. We may not be able to generate revenues or control expenses sufficient to earn a profit, to maintain profits on a quarterly or annual basis, or to sustain or increase our future revenue growth.

Continued downturn or consolidation in the commercial real estate industry may have an adverse effect on our business.

      Currently, the commercial real estate industry is in a weakened state, as evidenced by higher vacancy rates and lower leasing activity, rental rates and absorption rates. A depressed commercial real estate market has a negative impact on our core customer base and adversely affects our business. A continuation of the weak commercial real estate business may continue to affect our ability to generate new sales and may lead to more cancellations by our current or future customers, both of which would have a material adverse effect on our revenues and our results of operations. Also, companies in this industry are consolidating, often in order to reduce expenses. Consolidation may lead to more cancellations of our services by our customers, reduce the number of our existing clients, reduce the size of our target market or increase our clients’ bargaining power, all of which would have a material adverse effect on our revenues and results of operations.

We may not be able to successfully identify and integrate acquisitions.

      We have expanded our markets and product lines in part through acquisitions of complementary businesses, products, databases and technologies, and expect to continue to do so in the future. Our strategy to acquire complementary companies or assets depends on our ability to identify, and the availability of, suitable acquisition candidates. In addition, acquisitions involve numerous risks, including managing the integration of personnel and products; managing geographically remote operations, such as recently acquired Property Intelligence plc in the UK; the diversion of management’s attention from other business concerns; the inherent risks in entering markets and sectors in which we have either limited or no direct experience; and the potential loss of key employees or clients of the acquired companies. We may not successfully integrate any acquired businesses or assets and may not achieve anticipated benefits of any acquisition. Future acquisitions that we may pursue could result in dilutive issuances of equity securities, the incurrence of debt, one-time write-offs of goodwill and substantial amortization expenses of other intangible assets.

We may not be able to successfully introduce new products or upgraded products.

      Our future business and financial success will depend on our ability to continue to introduce new products and upgraded products into the marketplace. To be successful, we must adapt to rapid technological changes by continually enhancing our products and services. Developing new products and upgrades to products imposes heavy burdens on our systems development department, product managers, management and researchers. This process is costly, and we cannot assure you that we will be able to successfully develop and enhance our services and products. In addition, successfully launching and selling a new product, such as web-based CoStar Property 8.0, puts pressure on our sales and marketing resources. If we are unable to develop new products or upgrades to our products, then our customers may choose a competitive service over ours and our business may be adversely affected. In addition, if we incur significant costs in developing new products or upgrades to our products, are not successful in marketing and selling these new products or upgrades or our customers fail to accept these new products, it could have a material adverse effect on our results of operations.

General economic conditions could have an adverse effect on our business.

      Our business and the commercial real estate industry are particularly affected by negative trends in the general economy. The success of our business depends on a number of factors relating to general global, national, regional and local economic conditions, including inflation, interest rates, perceived and actual economic conditions, taxation policies, availability of credit, employment levels, and wage and salary levels. The current negative state of the economy, and the commercial real estate industry in particular, has had a negative impact on our business. Any continuation of these negative general economic conditions could adversely affect our business. Additionally, any war in which the United States is involved or any significant terrorist attack is likely to have a dampening effect on the economy in general which could affect our financial performance and our stock price. In addition, a significant increase in inflation could increase our expenses, which may not be offset by increased revenues. If clients choose to cancel our services as a result of economic conditions, and we do not acquire new clients, our financial position would be adversely affected.

Our operating results may fluctuate significantly.

      Our operating results, revenues and expenses may fluctuate with general economic conditions and also for many other reasons, such as: cancellations or non-renewals of our products; competition; our ability to control expenses; loss of clients or revenues; changes or consolidation in the real estate industry; the timing and success of new service introductions and enhancements; the development of our sales force; managerial execution; data quality; employee retention; foreign currency fluctuations; our investments in geographic expansion; successful adoption of and training on the Company’s products; the timing of investing the net proceeds from our offerings; acquisitions of other companies or assets; sales, brand enhancement and marketing promotional activities; client training and support activities; changes in client budgets; or our investments in other corporate resources. In addition, changes in accounting policies or practices may affect our level of GAAP net income, including without limitation, changes requiring us to expense stock options.

We may not be able to attract and retain clients.

      Our success and revenues depend on attracting and retaining subscribers to our services. The CoStar Property, CoStar Tenant and CoStar COMPS subscription contracts, which generate the largest portion of our revenue, generally range from terms of one to three years. Our clients may decide not to renew or to cancel their agreements as a result of several factors, including without limitation: a decision that they have no further need for our products; a decision to use alternative products; pricing and budgetary constraints; consolidation in the real estate industry; data quality; technical problems; or economic or competitive pressures. In addition, if we do not maintain adequate training and support levels, we could experience reduced demand for our services. If clients decide not to renew or cancel their agreements, and we do not attract new clients, then our revenues will be adversely affected.

Our operating costs may be higher than we expect.

      Many of our expenses, particularly personnel costs and occupancy costs, are relatively fixed. As a result, we may not be able to adjust spending quickly enough to offset any unexpected revenue shortfall or increase in expenses. Additionally, we may experience higher than expected operating costs, including increased personnel costs, selling and marketing costs, investments in geographic expansion, acquisition costs, occupancy costs, communications costs, travel costs, software development costs, outside services costs and other costs. If operating costs exceed our expectations or cannot be adjusted accordingly, our business, results of operations and financial condition will be adversely affected.

Competition could render our services uncompetitive.

      The market for information systems and services in general is highly competitive and rapidly changing. Our existing competitors, or future competitors, may have greater name recognition, larger customer bases, better technology or data, lower prices, easier access to data, greater user traffic or greater financial, technical or marketing resources than we have. Our competitors may be able to undertake more effective marketing campaigns, obtain more data, adopt more aggressive pricing policies, make more attractive offers to potential employees, subscribers, distribution partners and content providers or may be able to respond more quickly to new or emerging technologies or changes in user requirements. Increased competition could result in lower revenues and higher expenses, which would reduce our profitability.

International expansion may result in new business risks.

      Our international expansion could subject us to new business risks, including: adapting to the differing business practices and laws in foreign countries; difficulties in managing foreign operations; limited protection for intellectual property rights in some countries; difficulty in collecting accounts receivable and longer collection periods; costs of enforcing contractual obligations; impact of recessions in economies outside the United States; currency exchange rate fluctuations; and potentially adverse tax consequences. In addition, international expansion imposes additional burdens on our executive and administrative personnel, systems development, research and sales departments, and general managerial resources. If we are not able to manage our growth successfully, it could have a material adverse effect on our profitability. Finally, the investment required for international expansion could exceed the profit generated from such expansion, which could adversely affect our financial condition.

Fluctuating foreign currencies may negatively impact our business, results of operations and financial condition.

      As a result of the Property Intelligence acquisition, a portion of our business is denominated in the British Pound and as a result, fluctuations in foreign currencies may have an impact on our business, results of operations, and financial condition. Currencies may be affected by internal factors, and external developments in other countries, all of which can have an adverse impact on a country’s currency. Currently, we do not have any hedging transactions to reduce our exposure to exchange rate fluctuations. We may seek to enter hedging transactions in the future but we may be unable to enter into these transactions successfully, on acceptable terms or at all. We cannot predict whether we will incur foreign exchange losses in the future, and significant foreign exchange fluctuations may have a material adverse effect on our results of operations.

If we are not able to obtain and maintain accurate, comprehensive or reliable data, our business could be harmed.

      Our success depends on our clients’ confidence in the comprehensiveness, accuracy and reliability of the data we provide. The task of establishing and maintaining accurate and reliable data is challenging. If our data is not current, accurate, comprehensive or reliable, we could experience reduced demand for our services or legal claims by our customers, which could result in lower revenues and higher expenses. In addition, we license some of our data, images and technology from public records providers and other third party suppliers to enhance our products and services. If we are unable to enter into licensing agreements with these entities, if the data, images or technology becomes unavailable for any reason, or if the costs for these products rise, we could experience increased costs or less comprehensive data or technology, which could harm our business.

If we are unable to hire, retain and continue to develop our sales force, it could have a material adverse effect on our business.

      In order to support revenue growth, we need to continue to develop, train and retain our sales force. Our ability to build and develop a strong sales force may be affected by a number of factors, including: our ability to integrate and motivate sales personnel; our ability to effectively train our sales force; the ability of our sales force to sell an increased number of products; the length of time it takes new sales personnel to become productive; the competition we face from other companies in hiring and retaining sales personnel; and our ability to effectively manage a multi-location sales organization. If we are unable to hire, develop or retain the members of our sales force, or if our sales force is unproductive, it could have a material adverse effect on our revenues and expenses.

Our business depends on retaining and attracting highly capable management and operating personnel.

      Our success depends in large part on our ability to retain and attract management and operating personnel, including our President and Chief Executive Officer, Andrew Florance, our officers and other key employees. Our business requires highly skilled technical, sales, management, web-development, marketing and research personnel, who are in high demand and are often subject to competing offers. To retain and attract key personnel, we use various measures, including employment agreements, a stock incentive plan and incentive bonuses for key executive officers. These measures may not be enough to retain and attract the personnel we need or to offset the impact on our business of the loss of the services of Mr. Florance or other key officers or employees.

Technical problems that affect our customers’ use or access to our products could have an adverse effect on our business.

      Our business increasingly depends upon the satisfactory performance, reliability and availability of our web site, the Internet and our service providers. Problems with our web site, the Internet or the services provided by our local exchange carriers or Internet service providers could result in slower connections for our customers or interfere with our customers’ access to our products. If we experience technical problems in distributing our products, we could experience reduced demand for our products. In addition, the software underlying our services is complex and may contain undetected errors. Despite testing, we cannot be certain that errors will not be found in our software. Any errors could result in adverse publicity, impaired use of our services, loss of revenues, cost increases and legal claims by customers. All these factors could seriously damage our business, operating results and financial condition.

Temporary or permanent outages of our computers, software or telecommunications equipment could have an adverse effect on our business.

      Our operations depend on our ability to protect our database, computers and software, telecommunications equipment and facilities against damage from potential dangers such as fire, power loss, security breaches and telecommunications failures. Any temporary or permanent loss of one or more of these systems or facilities from an accident, equipment malfunction or some other cause could harm our business. If we experience a failure that prevents us from delivering our products to clients, or to update our products, we could experience reduced demand for our products.

We may be unable to enforce or defend our ownership and use of intellectual property.

      The success of our business depends in large part on the intellectual property involved in our methodologies, database, products and software. We rely on a combination of trade secret, patent, copyright and other laws, nondisclosure and noncompetition provisions, license agreements and other contractual provisions and technical measures to protect our intellectual property rights. However, current law may not provide for adequate protection of our databases and the actual data. In addition, legal standards relating to the validity, enforceability and scope of protection of proprietary rights in Internet-related businesses are uncertain and evolving, and we cannot assure you of the future viability or value of any of our proprietary rights. Our business could be significantly harmed if we are not able to protect our content and our other intellectual property. The same would be true if a court found that our services infringe other persons’ intellectual property rights. Any intellectual property lawsuits in which we are involved, either as a plaintiff or as a defendant, could cost us a significant amount of time and money and distract management’s attention from operating our business. In addition, if we do not prevail on any intellectual property claims, this could result in a change to our methodology or products and could have a material adverse result on our financial position and our business.

We may be subject to legal liability for displaying or distributing information.

      Because the content in our database is distributed to others, we may be subject to claims for defamation, negligence or copyright or trademark infringement or claims based on other theories. We could also be subject to claims based upon the content that is accessible from our web site through links to other web sites or information on our web site supplied by third parties. Even if these claims do not result in liability to us, we could incur significant costs in investigating and defending against any claims. Our potential liability for information distributed by us to others could require us to implement measures to reduce our exposure to liability, which may require us to expend substantial resources and limit the attractiveness of our service to users.

Litigation in which we become involved or newly-adopted laws and regulations may adversely affect our business.

      Currently and from time to time, we are involved in litigation incidental to the conduct of our business. We cannot assure you that we will have sufficient insurance to cover our pending claims or our future claims. Any lawsuits in which we are involved could cost us a significant amount of time and money. If any claims are determined against us, they could have a material adverse effect on our financial position or results of operations. In addition, governments in the United States or abroad could adopt laws that could harm our business by for example, regulating the information we provide or regulating our transmissions over the Internet, or exposing our business to taxes in various jurisdictions. Compliance with any such laws could increase our costs or make our products less attractive.

If we do not generate sufficient cash flows from operations, we may need additional capital.

      To date, we have financed our operations through cash generated from operations of our profitable regions, the sale of our stock and borrowing money. If we do not generate enough cash from operations to finance our business in the future, we will need to raise additional funds through public or private financing. Selling additional equity securities could dilute the equity interests of our stockholders. If we borrow money, we will have to pay interest and agree to restrictions that may limit our operating flexibility. We may not be able to obtain funds needed to finance our operations at all or may not be able to obtain funds on attractive terms. If we require additional funds in the future and are not able to obtain such funds, it could have a material adverse effect on our operations.

Market volatility may have an adverse effect on our stock price.

      The trading price of our common stock has fluctuated widely in the past, and we expect that it will continue to fluctuate in the future. The price could fluctuate widely based on numerous factors, including: quarter-to-quarter variations in our operating results; changes in analysts’ estimates of our earnings; announcements by us or our competitors of technological innovations or new services; general conditions in the commercial real estate industry; developments or disputes concerning copyrights or proprietary rights; regulatory developments; and economic or other factors. In addition, in recent years, the stock market in general, and the shares of Internet-related and other technology companies in particular, have experienced extreme price fluctuations. This volatility has had a substantial effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of the specific companies.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

      We have made forward-looking statements in this prospectus and documents incorporated in this prospectus that are subject to risks and uncertainties. Forward-looking statements include information that is not purely historic fact and include, without limitation, statements concerning our financial outlook for 2003 and beyond, our possible or assumed future results of operations generally, and other statements and information regarding assumptions about our revenues, pro forma net income, EBITDA, GAAP net income, GAAP-basis earnings, GAAP taxable income, cash flow from operations, available cash, operating costs, amortization expense, intangible asset recovery, earnings per share, capital and other expenditures, financing plans, capital structure, legal proceedings and claims, our database, products and facilities, employee relations, future economic performance, management’s plans, goals and objectives for future operations and growth and markets for our stock. The sections of this prospectus and documents incorporated in this prospectus, which contain forward-looking statements, include “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Dividend Policy,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and our consolidated financial statements and related notes.

      Our forward-looking statements are also identified by words such as “believes”, “expects”, “anticipates”, “intends”, “estimates” or similar expressions. You should understand that these forward-looking statements are necessarily estimates reflecting our judgment, not guarantees of future performance. They are subject to a number of assumptions, risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. The following important factors, in addition to those discussed in “Risk Factors” and other unforeseen events or circumstances, could affect our future results and could cause those results or other outcomes to differ materially from those expressed or implied in our forward-looking statements: general economic conditions; customer retention; competition; our ability to identify and integrate acquisitions; our ability to control costs; changes or consolidations within the commercial real estate industry; release of new and upgraded products by us or our competitors; data quality; development of our sales force; employee retention; technical problems with our products; managerial execution; changes in relationships with real estate brokers and other strategic partners; foreign currency fluctuations; legal and regulatory issues; changes in accounting policies or practices; and successful adoption of and training on our products.

      Accordingly, you should not place undue reliance on forward-looking statements, which speak only as of the date of this prospectus or the date of the document incorporated in this prospectus by reference. All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or the date of the documents incorporated by reference into this prospectus or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

      We estimate the net proceeds to us of this offering to be approximately $34.8 million, based on an assumed offering price of $29.68 per share, the last reported sale price of our common stock on June 30, 2003 on the Nasdaq National Market, after deducting the estimated expenses related to this offering and the underwriting discount payable by us. We intend to use the net proceeds from this offering primarily to:

•	fund all or a portion of the costs of any strategic acquisitions we determine to pursue in the future, although we cannot assure you that we will be able to identify or consummate any such acquisitions, and we have no present understanding or agreement relating to any specific acquisition or investment;

•	expand in new and existing markets;

•	expand existing services across our current markets;

•	develop and facilitate distribution of new services; and

•	fund working capital and other general corporate purposes.

      The amounts actually spent by us for any specific purpose may vary significantly and will depend on a number of factors, including the various uncertainties about our business and potential acquisitions described under “Risk Factors.” Accordingly, our management has broad discretion to allocate the net proceeds. Pending such uses, the net proceeds of the sale of these shares may be invested in short-term, interest-bearing investment-grade securities.

PRICE RANGE OF COMMON STOCK

      Our common stock is traded on the Nasdaq National Market under the symbol “CSGP”. The following table sets forth the per share range of the high and low closing sales prices of our common stock as reported on Nasdaq for the periods indicated:

	High	Low

Fiscal Year Ended December 31, 2001
First Quarter	$30.75	$14.00
Second Quarter	29.06	15.25
Third Quarter	28.05	15.75
Fourth Quarter	24.40	16.30
Fiscal Year Ended December 31, 2002
First Quarter	26.10	16.01
Second Quarter	25.34	19.60
Third Quarter	24.52	17.11
Fourth Quarter	19.49	15.84
Fiscal Year Ending December 31, 2003
First Quarter	22.65	17.77
Second Quarter	30.54	21.27

      The last reported sale price for our common stock on the Nasdaq National Market on July 1, 2003 was $30.14 per share. As of June 30, 2003, there were approximately 99 holders of record of our common stock.

DIVIDEND POLICY

      We have never declared or paid any dividends on our common stock. Any future determination to pay dividends will be at the discretion of our Board of Directors, subject to applicable limitations under Delaware law, and will be dependent upon our results of operations, financial condition and other factors deemed relevant by our Board of Directors. We do not anticipate paying any dividends on our common stock during the foreseeable future, but intend to retain any earnings for future growth of our business.

CAPITALIZATION

      The following table sets forth our capitalization at March 31, 2003 on an actual and as adjusted basis. As adjusted figures reflect the sale of 1,250,000 shares of our common stock in this offering at an assumed offering price of $29.68 per share, the last reported sale price of our common stock on June 30, 2003 on the Nasdaq National Market, less the estimated underwriting discount and related expenses. You should read this table in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2003

	Actual	As Adjusted

	(in thousands)
Stockholders’ equity:
Preferred stock, $.01 par value; 2,000 shares authorized; none outstanding	$—	$—
Common stock, $.01 par value; 30,000 shares authorized; 15,826 issued and outstanding actual; 17,076 shares issued and outstanding as adjusted (1)	158	171
Additional paid-in capital	205,572	240,369
Accumulated other comprehensive income (loss)	(68)	(68)
Accumulated deficit	(102,332)	(102,332)

Total stockholders’ equity	103,330	138,140

Total capitalization	$103,330	$138,140

(1)	Excludes (a) 3,750,000 shares of common stock reserved for issuance under our 1998 Stock Incentive Plan, pursuant to which options to purchase a total of 2,226,749 shares at a weighted average exercise price of $21.76 per share were outstanding at March 31, 2003, and (b) 8,117 shares of common stock reserved for issuance under an outstanding warrant.

DILUTION

      The net tangible book value of our common stock as of March 31, 2003 was $30.6 million or approximately $1.93 per share. Net tangible book value per share represents the amount of our stockholders’ equity less intangible assets, divided by the number of shares of our common stock outstanding.

      Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of common stock in this offering and the net tangible book value per share of common stock immediately after completion of this offering. After giving effect to the sale by us of 1,250,000 shares of common stock in this offering at an assumed offering price of $29.68, deducting the underwriting discounts and commissions and estimated offering expenses and applying the estimated net proceeds from this offering, our net tangible book value as of March 31, 2003 would have been $65.4 million or $3.83 per share. This represents an immediate increase in net tangible book value of $1.90 per share to existing stockholders and an immediate dilution of $25.85 per share to purchasers of common stock in this offering. The following table illustrates this per share dilution:

Assumed public offering price per share		$29.68
Net tangible book value per share at March 31, 2003	$1.93
Increase per share attributable to new investors	1.90

Net tangible book value per share after this offering		3.83

Dilution per share to new investors		$25.85

      As of March 31, 2003, there were (a) options outstanding to purchase a total of 2,226,749 shares of common stock under our stock option plan at a weighted average exercise price of $21.76 per share, (b) 847,476 shares of common stock available for issuance under our stock option plan, and (c) 8,117 shares issuable under an outstanding warrant. To the extent outstanding options and warrants are exercised, or available shares are issued, there may be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

(in thousands, except per share data and other operating data)

      The following table provides selected consolidated financial and operating data for the five years ended December 31, 2002 and the three months ended March 31, 2002 and March 31, 2003. The Consolidated Statement of Operations Data shown below for each of the three years ended December 31, 2002 and the Consolidated Balance Sheet Data as of December 31, 2001 and 2002 are derived from audited financial statements included in this prospectus. The Consolidated Statement of Operations Data for each of the years ended December 31, 1998 and 1999 and the Consolidated Balance Sheet Data as of December 31, 1998, 1999 and 2000 shown below are derived from audited financial statements for those years that are not included in this prospectus. The Consolidated Statement of Operations Data shown below for the three months ended March 31, 2002 and 2003 and the Consolidated Balance Sheet Data as of March 31, 2003 are derived from our unaudited consolidated financial statements included in this prospectus. It is important that you read this data in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical results are not necessarily indicative of the operating results that may be expected in the future.

						Three Months
	Fiscal Year Ended December 31,					Ended March 31,

	1998	1999	2000(1)	2001	2002(2)	2002	2003
Consolidated Statement of Operations Data:

						(unaudited)
Revenues	$13,900	$30,234	$58,502	$72,513	$79,363	$19,061	$22,553
Cost of revenues	4,562	13,244	30,202	30,316	28,012	7,096	7,603

Gross margin	9,338	16,990	28,300	42,197	51,351	11,965	14,950
Operating expenses	12,864	32,373	83,335	64,923	56,894	13,826	15,870

Loss from operations	(3,526)	(15,383)	(55,035)	(22,726)	(5,543)	(1,861)	(920)
Other income, net	341	3,106	3,335	1,578	759	239	77
Income tax benefit	—	—	2,045	987	—	—	—

Net loss	$(3,185)	$(12,277)	$(49,655)	$(20,161)	$(4,784)	$(1,622)	$(843)

Net loss per share — basic and diluted	$(0.44)	$(1.05)	$(3.28)	$(1.29)	$(0.30)	$(0.10)	$(0.05)

Weighted average shares outstanding — basic and diluted	7,213	11,727	15,137	15,636	15,759	15,720	15,814

	As of December 31,					As of
						March 31,
	1998	1999	2000	2001	2002	2003

Consolidated Balance Sheet Data:						(unaudited)
Cash, cash equivalents, cash held for acquisition and short-term investments	$19,667	$94,074	$47,101	$42,002	$43,530	$26,315
Working capital	16,900	89,153	35,601	33,315	36,993	19,606
Total assets	27,541	136,905	145,871	123,646	118,907	118,885
Total liabilities	4,338	17,208	19,497	15,627	14,890	15,555
Stockholders’ equity	23,203	119,697	126,374	108,019	104,017	103,330

	As of December 31,					As of
						March 31,
	1998	1999	2000	2001	2002	2003
Other Operating Data:
Markets covered by database	19	41	51	50	50	51
Number of subscription client sites	1,731	3,612	5,407	6,356	6,907	8,311
Billions of square feet in database	9.1	15.6	21.7	23.0	25.0	25.5
Buildings in database	175,471	334,917	864,920	950,000	1,033,000	1,441,000
Images in database	178,827	349,526	968,316	1,300,000	1,500,000	1,599,000

(1)	On February 10, 2000, we completed the acquisition of COMPS.COM, Inc and its results of operations are included in our results of operations from that date forward. See note 3 of our consolidated financial statements for the year ended December 31, 2002 included elsewhere in this prospectus.

(2)	On January 1, 2002, we adopted SFAS 142, which required us to discontinue the amortization of goodwill. See note 2 of our consolidated financial statements for the year ended December 31, 2002 included elsewhere in this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

      The following discussion should be read in conjunction with the information under “Selected Consolidated Financial and Operating Data” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Overview

      CoStar is the leading provider of information services to the commercial real estate industry in the United States and the United Kingdom. We have created a standardized information platform where the members of the commercial real estate and related business community can continuously interact and facilitate transactions by efficiently exchanging accurate and standardized commercial real estate information. Our wide array of online service offerings includes a leasing marketplace, a selling marketplace, comparable sales information, decision support, tenant information, property marketing, data hosting for clients’ web sites, contact management, property data integration and industry news.

      We completed our initial public offering in July 1998 and received net proceeds of approximately $22.7 million. We used those net proceeds primarily to fund the geographic and service expansion of our business, including three strategic acquisitions, and to expand our sales and marketing organization. In May 1999 we completed a follow-on public offering and received net proceeds of approximately $97.4 million. We used a portion of those net proceeds to fund the acquisitions of COMPS.COM, Inc. (“Comps”) and Property Intelligence plc (“Property Intelligence”) and we expect to use the remainder of the proceeds primarily for development and distribution of new services, expansion of all existing services across our current markets, geographic expansion in the U.S. and international markets, strategic acquisitions, working capital and general corporate purposes.

      From 1994 through the beginning of 2003, we expanded the geographical coverage of our existing services and developed new services. In addition to internal growth, this expansion included the acquisitions of Chicago ReSource, Inc. in Chicago in 1996 and New Market Systems, Inc. in San Francisco in 1997. In August 1998 we expanded into the Houston region through the acquisition of Houston-based real estate information provider C Data Services, Inc. In January 1999 we expanded further into the Midwest and Florida by acquiring LeaseTrend, Inc. and into Atlanta and Dallas/ Fort Worth by acquiring Jamison Research, Inc. In September 1999 we acquired ARES Development Group, LLC, a Los Angeles-based developer and distributor of ARES for ACT!. In February 2000 we acquired Comps, a San Diego-based provider of commercial real estate information. In November 2000 we acquired First Image Technologies, Inc. (“First Image”). In September 2002 we expanded further into Portland, Oregon through the acquisition of certain of the assets of Napier Realty Advisors d/b/a REAL-NET (“REAL-NET”). In January 2003 we established a base in the United Kingdom with our acquisition of London-based Property Intelligence.

      Since our inception, the growth of our business has required substantial investments for the expansion of our services and the establishment of operating regions throughout the United States, which has resulted in substantial net losses on an overall basis. Throughout 1999 and 2000, we experienced a rapid expansion in the number of services that we offer and the number of regions in which we operate. By the beginning of 2001, we had substantially completed our goal of establishing a national platform of operating regions and service offerings in 50 U.S. market areas from which we believe we can appropriately meet the commercial real estate community’s needs for comprehensive U.S. building-specific information. From 2001 to the present, we have focused on continuing to grow revenue while controlling and reducing costs, in order to reduce operating losses, and ultimately, move our business to profitability. On an ongoing basis, we believe that the opportunity to continue to grow revenue from our existing platform and services is significant and that a large component of our operating cost structure is made up of fixed operating costs. During the first quarter of 2003, we increased pro forma net income, which represents our net loss in accordance with accounting principles generally accepted in the United States (“GAAP”) after excluding purchase amortization in cost of revenues, purchase amortization in operating expenses and the related income tax benefit, from $225,000 in the first quarter of 2002 to $972,000 in the first quarter of 2003. In addition, we increased EBITDA (earnings before interest, taxes, depreciation and amortization) from $1.3 million in the first quarter of 2002 to $2.4 million in the first quarter of 2003. Also, our GAAP net loss decreased from $1.6 million in the first quarter of 2002 to $843,000 in the first quarter of 2003. Our use of non-GAAP financial measures is discussed later in this section.

      We expect 2003 revenue to grow significantly over 2002 revenue. In addition, we expect 2003 pro forma net income to significantly increase over 2002 pro forma net income and 2003 GAAP net losses to decrease over 2002 GAAP net losses. We also expect to achieve GAAP-basis earnings by the end of 2003. If we achieve GAAP-basis earnings, our diluted net income per share may be lower than our basic net income per share if any of our outstanding stock options have an exercise price lower than the average market price of our common stock for any period in which we report GAAP net income. If we achieve these results, we believe we can maintain positive cash flow from operations throughout 2003. In addition, we expect to achieve GAAP taxable income in 2003, which may enable us to utilize some of our net operating loss carryforwards. To the extent we are not able to utilize these net operating loss carryforwards, we may incur income tax expense during 2003.

      We continue to develop and distribute new services and expand existing services across our current regions. The incremental cost of introducing new services and expanding existing services in the future may reduce the profitability of a region or cause it to incur losses. In addition, we may continue our geographic expansion in the United States or we may seek additional international geographic expansion. Therefore, while we expect current service offerings in existing regions to remain generally profitable and provide substantial funding for our overall business, it is possible that further overall expansion could cause us to generate additional losses and negative cash flow from operations in the future.

      While our services continue to expand, our CoStar Property, CoStar Tenant and CoStar COMPS services currently generate the largest portion of our revenue. The CoStar Property, CoStar Tenant and CoStar COMPS subscription contracts generally have terms of one to three years and renew automatically. Upon renewal, many of the contract rates increase in accordance with contract provisions or as a result of contract renegotiations. To encourage clients to use our services regularly, we generally charge fixed amounts rather than fees based on actual system usage. We charge our clients based on the number of sites, organization size, the client’s business focus and the number of services to which a client subscribes.

      Prior to 2001, our contract renewal rate historically exceeded 90% on an annual basis. For the year ended December 31, 2001, our renewal rate decreased to 83% as a result of the downturn in general economic conditions, together with cancellations by many telecommunications companies. However, for the year ended December 31, 2002, our contract renewal rate increased to 87%. For the twelve month period ended March 31, 2003, our contract renewal rate was 87%.

      Over 90% of our revenues arise from clients under subscription contracts. Our subscription clients pay contract fees on an annual, quarterly or monthly basis. We recognize this revenue over the life of the contract on a straight-line basis beginning with the installation or renewal date. Annual and quarterly advance payments result in deferred revenue, substantially reducing the working capital requirements generated by accounts receivable.

Application of Critical Accounting Policies and Estimates

      The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. The following accounting policies involve a “critical accounting estimate” because they are particularly dependent on estimates and assumptions made by management about matters that are highly uncertain at the time the accounting estimates are made. In addition, while we have used our best estimates based on facts and circumstances available to us at the time, different estimates reasonably could have been used in the current period. Changes in the accounting estimates we used are reasonably likely to occur from period to period which may have a material impact on the presentation of our financial condition and results of operations. We review these estimates and assumptions periodically and reflect the effects of revisions in the period that they are determined to be necessary.

      Valuation of long-lived and identifiable intangible assets and goodwill. We assess the impairment of long-lived assets, identifiable intangibles and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important that could trigger an impairment review include the following:

•	Significant underperformance relative to historical or projected future operating results;

•	Significant changes in the manner of our use of the acquired assets or the strategy for our overall business;

•	Significant negative industry or economic trends; or

•	Significant decline in our market capitalization relative to net book value for a sustained period.

      When we determine that the carrying value of long-lived and identifiable intangible assets may not be recovered based upon the existence of one or more of the above indicators, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model.

      Goodwill and identifiable intangible assets not subject to amortization are tested annually for impairment, and are tested for impairment more frequently based upon the existence of one or more of the above indicators. We measure any impairment loss to the extent that the asset’s carrying amount exceeds its fair value.

      Accounting for income taxes. As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure and assess the temporary differences resulting from differing treatment of items, such as deferred revenue or deductibility of certain intangible assets, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income. To the extent we believe the recovery is not reasonably assured, we must establish a valuation allowance. Going forward, we will assess the continued need for the valuation allowance. After we have determined that we will be able to begin utilizing a significant portion of the deferred tax assets, we may reverse the valuation allowance, resulting in a benefit to the statement of operations in some future period.

      Accounting for employee stock options. As permitted under Statement of Financial Accounting Standard No. 123, “Accounting for Stock-Based Compensation”, we account for employee stock options in accordance with Accounting Principles Board Opinion No. 25 (“APB No. 25”), “Accounting for Stock Issued to Employees.” Under APB No. 25, we recognize compensation cost based on the intrinsic value of the equity instrument awarded as determined at the measurement date. We disclose the required pro forma information in our notes to consolidated financial statements as if the fair value method prescribed by SFAS No. 123 had been applied.

Non-GAAP Financial Measures

      We prepare and publicly release quarterly unaudited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial measures in our public releases, including quarterly earnings releases, investor conference calls and filings with the Securities and Exchange Commission. These non-GAAP financial measures include: pro forma net income, which we have determined by excluding purchase amortization in cost of revenues, purchase amortization in operating expenses, acquired in-process development and the related income tax benefit from our GAAP net loss; and EBITDA, which is our income from continuing operations before interest, income taxes, depreciation and amortization. We believe the disclosure of pro forma net income and EBITDA helps investors more meaningfully evaluate and compare the results of our ongoing operations from quarter to quarter and from year to year because it more clearly indicates our ongoing operating results, particularly as they relate to our operating cash flows. Management also uses these numbers to internally measure its operating and management performance and uses pro forma net income as one of several criteria to determine the achievement of performance-based cash bonuses. However, we urge investors to carefully review the GAAP financial information included as part of our Quarterly Reports on Form 10-Q and our Annual Reports on Form 10-K that are filed with the Securities and Exchange Commission, as well as our quarterly earnings releases, and compare the GAAP financial information with our pro forma net income and EBITDA. In the future, we may disclose other non-GAAP financial measures in order to help our investors more meaningfully evaluate and compare our future results of operations to our previously reported results of operations. The following table shows our pro forma net income and our EBITDA reconciled to our GAAP net loss for the indicated periods (in thousands of dollars):

				Three Months Ended
	Fiscal Year Ended December 31,			March 31,

	2000	2001	2002	2002	2003

Net loss	$(49,655)	$(20,161)	$(4,784)	$(1,622)	$(843)
Purchase amortization in cost of revenues	4,761	5,398	2,866	954	703
Purchase amortization in operating expenses	8,928	7,846	3,600	893	1,112
Acquired in-process development	5,812	—	—	—	—
Income tax benefit	(2,045)	(987)	—	—	—

Pro forma net income (loss)	(32,199)	(7,904)	1,682	225	972

Pro forma net income (loss)	(32,199)	(7,904)	1,682	225	972
Depreciation and other amortization	5,119	5,931	5,292	1,351	1,456
Interest income, net	(3,570)	(1,674)	(763)	(239)	(78)

EBITDA	$(30,650)	$(3,647)	$6,211	$1,337	$2,350

Consolidated Results of Operations

      The following tables provide our selected consolidated results of operations for the indicated periods (in thousands of dollars and as a percentage of total revenue):

				Three Months Ended
	Fiscal Year Ended December 31,			March 31,

	2000	2001	2002	2002	2003

Revenues	$58,502	$72,513	$79,363	$19,061	$22,553
Cost of revenues	30,202	30,316	28,012	7,096	7,603

Gross margin	28,300	42,197	51,351	11,965	14,950
Operating expenses:
Selling and marketing	37,644	23,502	23,158	5,669	6,569
Software development	3,865	5,137	5,524	1,397	1,700
General and administrative	27,086	28,438	24,612	5,867	6,489
Purchase amortization	8,928	7,846	3,600	893	1,112
Acquired in-process development	5,812	—	—	—	—

Total operating expenses	83,335	64,923	56,894	13,826	15,870

Loss from operations	(55,035)	(22,726)	(5,543)	(1,861)	(920)
Other income, net	3,335	1,578	759	239	77
Income tax benefit	2,045	987	—	—	—

Net loss	$(49,655)	$(20,161)	$(4,784)	$(1,622)	$(843)

				Three Months Ended
	Fiscal Year Ended December 31,			March 31,

	2000	2001	2002	2002	2003

Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	51.6	41.8	35.3	37.2	33.7

Gross margin	48.4	58.2	64.7	62.8	66.3
Operating expenses:
Selling and marketing	64.3	32.4	29.2	29.7	29.2
Software development	6.6	7.1	7.0	7.3	7.5
General and administrative	46.3	39.2	31.0	30.8	28.8
Purchase amortization	15.3	10.8	4.5	4.7	4.9
Acquired in-process development	9.9	0.0	0.0	0.0	0.0

Total operating expenses	142.4	89.5	71.7	72.5	70.4

Loss from operations	(94.0)	(31.3)	(7.0)	(9.7)	(4.1)
Other income, net	5.7	2.2	1.0	1.2	0.4
Income tax benefit	3.5	1.4	0.0	0.0	0.0

Net loss	(84.8)%	(27.7)%	(6.0)%	(8.5)%	(3.7)%

Comparison of Three Months Ended March 31, 2003 and Three Months Ended March 31, 2002

      Revenues. Revenues grew 18.3% from $19.1 million in the first quarter of 2002 to $22.6 million in the first quarter of 2003. This growth was principally the result of additional revenue from the Property Intelligence acquisition and further penetration of our products in our potential customer base across our national platform, as well as the successful cross-selling of products into our existing customer base. Revenues from our U.K. markets accounted for approximately 7% of revenues for the first quarter of 2003. Subscription-based information products, including CoStar Property, CoStar Tenant, CoStar COMPS, CoStar Exchange, CoStar Connect and FOCUS, accounted for over 90% of our revenues.

      Gross Margin. Gross margin increased from $12.0 million in the first quarter of 2002 to $15.0 million in the first quarter of 2003. Gross margin as a percentage of revenues increased from 62.8% in the first quarter of 2002 to 66.3% in the first quarter of 2003. The increase in gross margin amount and percentage resulted principally from organic revenue growth from our subscription-based U.S. information products, which was slightly offset by the addition of margins from our U.K. markets averaging approximately 60%. Cost of revenues increased from $7.1 million for the first quarter of 2002 to $7.6 million for the first quarter of 2003 principally due to the addition of cost of revenues from our U.K. markets, which was slightly offset by a decrease in cost of revenues from our U.S. markets.

      Selling and Marketing Expenses. Selling and marketing expenses increased from $5.7 million in the first quarter of 2002 to $6.6 million in the first quarter of 2003 and decreased as a percentage of revenues from 29.7% in first quarter of 2002 to 29.1% in first quarter of 2003. The increase in selling and marketing expenses was primarily due to the addition of approximately $300,000 of selling and marketing expenses from our U.K. markets and increased internal sales training costs in the first quarter of 2003 as compared to the first quarter of 2002.

      Software Development Expenses. Software development expenses increased from $1.4 million in the first quarter of 2002 to $1.7 million in the first quarter of 2003 and increased as a percentage of revenues from 7.3% in the first quarter of 2002 to 7.5% in the first quarter of 2003. This increase was due to the addition of U.K. software development expenses and our continued focus on product enhancements and development as well as the support of internal information systems to manage our growth.

      General and Administrative Expenses. General and administrative expenses increased from $5.9 million in the first quarter of 2002 to $6.5 million in the first quarter of 2003 and decreased as a percentage of revenues from 30.8% in the first quarter 2002 to 28.8% in the first quarter of 2003. The increase in the amount of general and administrative expenses was primarily due to an additional $600,000 for U.K. general and administrative expenses.

      Purchase Amortization. Purchase amortization increased from $893,000 in the first quarter of 2002 to $1.1 million in the first quarter of 2003. Purchase amortization increased primarily due to the acquisition of Property Intelligence.

      Other Income, Net. Interest and other income decreased from $239,000 in the first quarter of 2002 to $77,000 in the first quarter of 2003. This decrease was primarily a result of lower total cash, cash equivalents and short-term investment balances and lower interest rates during the quarter.

Comparison of Year Ended December 31, 2002 and Year Ended December 31, 2001

      Revenues. Revenues grew 9.4% from $72.5 million in 2001 to $79.4 million in 2002. This growth was principally the result of further penetration of our services in our potential customer base across our national platform, as well as the successful cross-selling of services into our existing customer base. Subscription-based information products, including CoStar Property, CoStar Tenant, CoStar COMPS, CoStar Exchange and CoStar Connect, continue to account for over 90% of our revenues.

      Gross Margin. Gross margin increased from $42.2 million in 2001 to $51.4 million in 2002. Gross margin as a percentage of revenues increased from 58.2% in 2001 to 64.7% in 2002. The increase in gross margin amount and percentage resulted from revenue growth combined with a reduction in cost of revenues. This reduction was principally due to a $2.5 million decrease in purchase price amortization resulting from the complete amortization of certain identified intangibles assets during the first quarter of 2002. This was somewhat offset by an increase in research personnel costs compared to the same period in 2001.

      Selling and Marketing Expenses. Selling and marketing expenses decreased from $23.5 million in 2001 to $23.2 million in 2002 and decreased as a percentage of revenues from 32.4% in 2001 to 29.2% in 2002. During 2002, we significantly increased the size of our sales force for subscription-based information products. Although this growth occurred, selling and marketing expenses decreased during 2002 principally as a result of a reduction in overall operating costs associated with the sales organization, including travel and other personnel costs.

      Software Development Expenses. Software development expenses increased from $5.1 million in 2001 to $5.5 million in 2002 and decreased as a percentage of revenues from 7.1% in 2001 to 7.0% in 2002. The increase in software development expenses reflects development costs for the increased number of products we now support. In addition, these costs reflect the support of internal information systems to manage our growth.

      General and Administrative Expenses. General and administrative expenses decreased from $28.4 million in 2001 to $24.6 million in 2002 and decreased as a percentage of revenues from 39.2% in 2001 to 31.0% in 2002. The decrease in the amount of general and administrative expenses is primarily due to reductions in administrative headcount, communications, consulting, travel costs and outside services during 2002.

      Purchase Amortization. Purchase amortization decreased from $7.8 million in 2001 to $3.6 million in 2002. Purchase amortization decreased primarily due to the adoption of Statements of Financial Accounting Standards No. 141, “Business Combinations”, and No. 142, “Goodwill and Other Intangible Assets”. Under the new rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests in accordance with the Standards. The effect of the new rules decreased amortization expense related to goodwill by approximately $4.2 million for 2002 as compared to 2001.

      Other Income, Net. Interest and other income decreased from $1.6 million in 2001 to $759,000 in 2002. This decrease was primarily a result of lower total cash, cash equivalents and short-term investment balances and lower interest rates during the year.

      Income Tax Benefit. Income tax benefit decreased from $987,000 in 2001 to $0 in 2002. This decrease was a result of the reversal of the deferred tax liability incurred in connection with the amortization of identified intangible assets acquired through acquisitions.

Comparison of Year Ended December 31, 2001 and Year Ended December 31, 2000

      Revenues. Revenues grew 23.9% from $58.5 million in 2000 to $72.5 million in 2001. This increase resulted principally from the further penetration of our services in our potential customer base across our national platform, as well as the successful cross selling of products into our existing customer base. Revenue from Comps, acquired in February of 2000, grew from $15.5 million in 2000 to $19.7 million in 2001. Increases in revenue achieved in all major service areas were partially offset by a reduction in CoStar Marketplace electronic advertising revenue, which declined from $1.9 million in 2000 to $1.3 million in 2001.

      Gross Margin. Gross margin increased from $28.3 million in 2000 to $42.2 million in 2001. Gross margin as a percentage of revenues increased from 48.4% in 2000 to 58.2% in 2001. The increase in gross margin amount and percentage resulted from revenue growth combined with the impact of a relatively fixed cost structure for research. As a result of the fixed cost structure, cost of revenues was relatively unchanged from 2000 to 2001. Purchase price amortization included in cost of revenues increased from $4.8 million in 2000 to $5.4 million in 2001.

      Selling and Marketing Expenses. Selling and marketing expenses decreased from $37.6 million in 2000 to $23.5 million in 2001 and decreased as a percentage of revenues from 64.3% in 2000 to 32.4% in 2001. Selling and marketing expenses decreased during 2001 as a result of a substantial reduction in advertising and marketing activities and a reduction in operating costs associated with the sales organization, including communications, travel, recruiting and personnel costs, particularly in the area of electronic advertising.

      Software Development Expenses. Software development expenses increased from $3.9 million in 2000 to $5.1 million in 2001 and increased as a percentage of revenues from 6.6% in 2000 to 7.1% in 2001. The increase in software development expenses reflects development costs for the increased number of products we now support including CoStar COMPS, CoStar Exchange and CoStar Connect, and the increase in support of internal systems to manage our growth.

      General and Administrative Expenses. General and administrative expenses increased from $27.1 million in 2000 to $28.4 million in 2001 but decreased as a percentage of revenues from 46.3% in 2000 to 39.2% in 2001. The increase in the amount of general and administrative expenses was primarily due to increased operational expenses associated with our expanded operations, including office rent expense and increased depreciation of property and equipment, offset partially by a decrease in outside services expenses.

      Purchase Amortization. Purchase amortization decreased from $8.9 million in 2000 to $7.8 million in 2001. This reduction resulted from a decrease in amortization of certain intangible assets, arising as part of the Comps acquisition.

      Acquired In-Process Development. Acquired in-process development costs of $5.8 million in 2000 consist of in-process development costs written off as part of the Comps acquisition.

      Other Income, Net. Interest and other income decreased from $3.3 million in 2000 to $1.6 million in 2001. This decrease was primarily a result of lower total cash, cash equivalents and short-term investment balances and lower interest rates during the year.

      Income Tax Benefit. Income tax benefit decreased from $2.0 million in 2000 to $987,000 in 2001. This decrease was a result of the reversal of the deferred tax liability incurred in connection with the amortization of identified intangible assets acquired through acquisitions.

Consolidated Quarterly Results of Operations

      The following tables summarize our quarterly consolidated results of operations (in thousands, except per share amounts):

	2001				2002				2003

	Mar. 31	Jun. 30	Sep. 30	Dec. 31	Mar. 31	Jun. 30	Sep. 30	Dec. 31	Mar. 31

Revenues	$17,354	$18,073	$18,447	$18,639	$19,061	$19,539	$20,075	$20,688	$22,553
Cost of revenues	7,990	7,516	7,532	7,278	7,096	6,937	6,996	6,983	7,603

Gross margin	9,364	10,557	10,915	11,361	11,965	12,602	13,079	13,705	14,950
Operating expenses	17,629	16,867	15,728	14,699	13,826	14,083	14,387	14,598	15,870

Loss from operations	(8,265)	(6,310)	(4,813)	(3,338)	(1,861)	(1,481)	(1,308)	(893)	(920)
Other income, net	575	374	348	281	239	214	183	123	77
Income tax benefit	41	41	452	453	—	—	—	—	—

Net loss	$(7,649)	$(5,895)	$(4,013)	$(2,604)	$(1,622)	$(1,267)	$(1,125)	$(770)	$(843)

Net loss per share — basic and diluted	$(0.49)	$(0.38)	$(0.26)	$(0.17)	$(0.10)	$(0.08)	$(0.07)	$(0.05)	$(0.05)

	2001				2002				2003

	Mar. 31	Jun. 30	Sep. 30	Dec. 31	Mar. 31	Jun. 30	Sep. 30	Dec. 31	Mar. 31

Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	46.0	41.6	40.8	39.0	37.2	35.5	34.9	33.8	33.7

Gross margin	54.0	58.4	59.2	61.0	62.8	64.5	65.1	66.2	66.3
Operating expenses	101.6	93.3	85.3	78.9	72.5	72.1	71.6	70.5	70.4

Loss from operations	(47.6)	(34.9)	(26.1)	(17.9)	(9.7)	(7.6)	(6.5)	(4.3)	(4.1)
Other income, net	3.3	2.1	1.9	1.5	1.2	1.1	0.9	0.6	0.4
Income tax benefit	0.2	0.2	2.4	2.4	0.0	0.0	0.0	0.0	0.0

Net loss	(44.1)%	(32.6)%	(21.8)%	(14.0)%	(8.5)%	(6.5)%	(5.6)%	(3.7)%	(3.7)%

Recent Acquisitions

      Property Intelligence plc. On January 6, 2003, we acquired the share capital of London-based Property Intelligence for the U.S. dollar equivalent of approximately $17.4 million, net of cash acquired of approximately $1.4 million. The acquisition has been accounted for using purchase accounting. The purchase price was principally allocated to cash and other working capital accounts, database technology, customer base and goodwill. The acquired database technology and customer base will be amortized on a straight-line basis over periods of 5 and 10 years. Goodwill will not be amortized, but is subject to annual impairment tests. Property Intelligence, whose operations principally consist of FOCUS Information, is a leading provider of information services to the commercial real estate and related business community in the United Kingdom.

      Real-Net. On September 19, 2002, we acquired certain assets of Portland-based commercial real estate information provider, REAL-NET, in a purchase business combination for $305,000 in cash. The purchase price was allocated primarily to acquired database technology and customer base, which is being amortized over a period of five years.

      First Image Technologies. On November 9, 2000, we completed the acquisition of First Image, the owner of the Metropolis software system, a single interface that combines commercial real estate data from multiple information providers. We acquired all of the outstanding capital stock of First Image for approximately $665,000 in cash and 9,424 shares of our common stock. The transaction was accounted for as a purchase, and the initial consideration was valued for accounting purposes at approximately $950,000 including acquisition expenses. In addition, the acquisition agreement provided for approximately $950,000 of additional consideration (in a combination of cash and stock) to be paid by CoStar upon the achievement of certain operating goals by the sole stockholder of First Image. On June 7, 2002, in consideration of the achievement of one of the operating goals, we issued additional consideration valued at approximately $432,000 consisting of a cash payment of approximately $333,000 and 4,712 shares of common stock. On February 28, 2003, the second and final earn-out condition was satisfied. As a result, we recorded an obligation to pay additional purchase consideration valued at approximately $433,000, consisting of a cash payment of approximately $333,000 and the issuance of 4,712 shares of common stock. We settled this obligation during April 2003.

      Comps. On February 10, 2000, we acquired all of the outstanding capital stock of Comps, a San Diego based provider of commercial real estate information, for $49.0 million in cash and 2,259,034 shares of our common stock. The acquisition has been accounted for using purchase accounting and has been valued at approximately $101.4 million for accounting purposes. The purchase price was allocated primarily to cash of $46.6 million, and acquired database technology and other intangibles, which are being amortized over a period of 2 to 10 years. In connection with the purchase of Comps, $5.8 million of the purchase price was allocated to purchased in-process development, and expensed upon acquisition because the technological feasibility of products under development had not been established and no future alternative use existed. The acquired in-process development was analyzed through an independent third-party valuation using the expected cash flow approach.

Liquidity and Capital Resources

      Our principal sources of liquidity are cash, cash equivalents and short-term investments. Total cash and cash equivalents and short-term investments were $26.3 million at March 31, 2003 compared to $43.5 million at December 31, 2002, which included $16.4 million of cash allocated for the acquisition of London-based Property Intelligence. The acquisition closed on January 6, 2003. From December 31, 2002 to March 31, 2003, cash, cash equivalents and short-term investments further decreased by approximately $800,000, principally as a result of the net outlay of cash for the Property Intelligence acquisition and cash purchases of property and equipment totaling $681,000, offset by net cash provided by operating activities of $1.1 million.

      Net cash provided by operating activities for the three months ended March 31, 2003 was $1.1 million compared to net cash provided by operating activities of $116,000 for the three months ended March 31, 2002. The $1.0 million increase in net cash provided by operating activities was principally the result of revenue growth and reductions in U.S. operating expenses, both of which contributed to a reduction of our net loss for the three months ended March 31, 2003 as compared to the three months ended March 31, 2002.

      Net cash used in investing activities was $1.9 million for the three months ended March 31, 2003 compared to net cash provided by investing activities of $211,000 for the three months ended March 31, 2002. This $2.1 million increase in net cash used in investing activities during the three months ended March 31, 2003 was principally due to net cash paid for the acquisition of Property Intelligence and a decrease in proceeds received from the sale of short-term investments.

      We have entered into numerous operating leases for office space throughout the country, including our headquarters, and have annual commitments for total rent payments ranging from $5.3 million to $450,000 over the next eight years. We currently have no material commitments for capital expenditures.

      To date, we have grown in part by acquiring other companies, and we may continue to make acquisitions. Our acquisitions may vary in size and could be material to our current operations. We expect to use cash, stock, debt or other means of funding to make these acquisitions.

      Based on current plans, we believe that our available cash combined with positive cash flow provided by operating activities should be sufficient to fund our operations for at least the next 12 months.

      Although we have experienced net losses to date, we expect to achieve GAAP taxable income in 2003. Once we have determined that we will be able to begin utilizing a significant portion of our deferred tax assets, we expect to offset any income tax liability related to our GAAP taxable income with our net operating loss carryforwards. In future periods, to the extent we are not able to offset our GAAP taxable income by the benefits of our net operating loss carryforwards, we would incur an income tax charge to our consolidated statement of operations.

      We do not believe that inflation has significantly affected our operations.

Recent Accounting Pronouncements

      In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 126”). SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and supercedes Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 requires the recognition of costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan and also establishes fair value as the objective for initial measurement of the costs. We adopted SFAS No. 146 on January 1, 2003. The adoption of SFAS No. 146 did not have a material impact on our financial position, results of operations or cash flows.

      In December 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure” (“SFAS 148”). SFAS 148 amends Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) and provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 regardless of the accounting method used to account for stock-based compensation. We have chosen to continue to account for stock-based employee compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. We have adopted the disclosure requirements of SFAS 123 and SFAS 148.

      We believe that generally accepted accounting principles in the United States related to stock-based employee compensation may continue to change, with such changes including requiring companies to record stock-based compensation expense using the fair value method for the options granted to employees. Changes in these rules requiring us to record expense related to grants of stock options using the fair value method may reduce our GAAP net income results. Additionally, we are evaluating our compensation practices and may develop alternative stock-based employee compensation plans, including without limitation the issuance of restricted stock, which may result in recording additional expense to our consolidated statement of operations and reduce our GAAP net income.

BUSINESS

      We are the leading provider of information services to the commercial real estate industry in the United States and United Kingdom. CoStar’s integrated suite of products offers customers online access to the most comprehensive, verified database of commercial real estate information on 50 U.S. markets as well as London and the United Kingdom.

      Since our founding in 1987, our strategy has been to provide commercial real estate professionals with critical knowledge to complete transactions, by offering the most comprehensive, timely and standardized information on U.S. commercial real estate. As a result of our January 2003 acquisition of Property Intelligence plc, we have extended our offering of comprehensive commercial real estate information to include London and other U.K. markets. We deliver our content to customers via more than 10 distinct products and services. Our wide array of online commercial real estate information services includes a leasing marketplace, a selling marketplace, sales comparable information, data hosting for clients’ web sites, decision support, contact management, tenant information, property data integration, property marketing and industry news. We have created a standardized information platform where the commercial real estate industry and related businesses can continuously interact and easily facilitate transactions due to efficient exchange of accurate information supplied by us. In 2002, we released a major upgrade to our product line that integrates each of our on-line U.S. subscription products into a single, fully web-based platform.

      We have a number of assets that provide a unique foundation for this multinational platform, including the most comprehensive, proprietary database in the industry; the largest research department in the industry; advanced software and proprietary technology, including a large in-house product development team; a broad suite of web-based products and services; and what we believe is the largest number of participating organizations and clients. Our database has been developed and enhanced for more than 15 years by a research department that makes thousands of daily updates to our database. In addition to our internal efforts to grow the database, we have obtained and assimilated over 50 proprietary databases.

Industry Overview

      The market for commercial real estate information is vast based on the variety, volume and value of transactions related to commercial real estate. Each transaction has multiple participants and multiple information requirements, and in order to facilitate transactions, industry participants must have extensive, accurate and current information. Members of the commercial real estate and related business community require daily access to current data such as space availability, rental rates, vacancy rates, tenant movements, sales comparables, supply, new construction, absorption rates and other important market developments to carry out their businesses effectively. There is a strong need for an efficient marketplace, where commercial real estate professionals can exchange information, evaluate opportunities using standardized data and interact with each other on a continuous basis.

      A large number of parties involved in the commercial real estate and related business community require extensive information to conduct their businesses, including:

•	Sales and leasing brokers
•	Property owners
•	Property managers
•	Design and construction professionals
•	Real estate developers
•	Real estate investment trust managers
•	Investment bankers
•	Commercial bankers
•	Mortgage bankers
•	Mortgage brokers
•	Government agencies’ staff members
•	Mortgage-backed security issuers
•	Appraisers
•	Reporters
•	Tenant vendors
•	Building services vendors
•	Communications providers
•	Insurance companies’ managers
•	Institutional advisors
•	Investors and asset managers

      The commercial real estate and related business community generally operates in an inefficient marketplace because of the fragmented approach to gathering and exchanging information within the marketplace. Various organizations, including hundreds of brokerage firms, directory publishers and local research companies, have attempted to collect data on specific markets and develop software to analyze the information they have independently gathered. This highly fragmented methodology has resulted in duplication of effort in the collection and analysis of information, excessive internal cost and the creation of non-standardized data containing varying degrees of accuracy and comprehensiveness, resulting in a formidable information gap.

      The creation of a standardized information platform for commercial real estate requires an infrastructure including a standardized database, accurate and comprehensive research capabilities, easy to use technology and intensive participant interaction. By combining our extensive database, over 500 experienced researchers, technological expertise and broad customer base, we believe that we have created such a platform.

CoStar’s Comprehensive Database

      We have spent more than 15 years building and acquiring a database of commercial real estate information, which includes information on leasing, sales, comparable sales, tenants, demand statistics and digital images.

      As of March 1, 2003, our database of real estate information covered over 50 U.S. markets as well as London, England and other parts of the United Kingdom, and contained:

•	More than 25 billion square feet of U.S. commercial real estate;

•	Over 1.4 million properties;

•	Approximately 4.0 billion square feet of space available;

•	Over 55,000 properties for sale;

•	Over 2.7 million tenants occupying commercial real estate space;

•	More than 1 million sales transactions valued in the aggregate at over $1 trillion; and

•	Over 1.5 million high-resolution digital images, including building photographs, aerial photographs, plat maps and floor plans.

      This highly complex database is comprised of hundreds of data fields, tracking such categories as:

•	Location
•	Site and zoning information
•	Building characteristics
•	Space availability
•	Tax assessments
•	Ownership
•	Sales and lease comparables
•	Space requirements
•	Mortgage and deed information
•	For-sale information
•	Income and expense histories
•	Tenant names
•	Lease expirations
•	Contact information
•	Historical trends
•	Demographic information

CoStar Research

      We have developed a sophisticated data collection organization utilizing a multi-faceted research process. In 2002, our researchers drove over one million miles, conducted hundreds of thousands of on-site building inspections, examined tens of millions of public records and interviewed millions of tenants, owners and brokers.

      Research Department. As of March 1, 2003, we employed over 500 commercial real estate research professionals. Our research professionals undergo an extensive training program to maintain consistent research methods and processes. Our researchers collect and analyze commercial real estate information through millions of phone calls, e-mails, Internet updates and faxes each year, in addition to field inspections, public records review, news monitoring and direct mail. Each researcher is responsible for maintaining the accuracy and reliability of the database. As part of their update process, researchers develop cooperative relationships with industry professionals that allow them to gather useful information. Because of the importance commercial real estate professionals place on our data and our prominent position in the industry, many of these professionals routinely take the initiative and proactively report available space and transactions to our researchers.

      We have an extensive field research effort that permits physical inspection of properties in order to find additional inventory, photograph properties and verify existing information. Some of these researchers use CoStar trucks equipped with Global Positioning Systems, which use satellites to keep track of the truck’s location and pinpoint building locations. Each CoStar truck uses wireless technology to track and transmit field data. A dispatch center in our Bethesda office manages the entire day-to-day U.S. field operations while using tracking software to monitor each researcher’s progress. As of March 1, 2003, we had 41 trucks used by field researchers in markets throughout the United States. A typical site inspection consists of photographing the building, measuring the building (if necessary), capturing “For Lease” sign information, counting parking spaces, assessing property condition and construction, and gathering tenant information. Certain researchers canvass properties, interviewing tenants suite by suite. Other researchers conduct fieldwork in county courthouses and public records offices. In addition, many of our field researchers are photographers who take photographs of commercial real estate properties to add to the collection of our digital images in our database.

      Data Providers. We license a portion of our data from public record providers and third-party data sources. Licensing agreements with these entities provide for our use of a variety of commercial real estate information, including property ownership, tenant information, maps and aerial photographs, all of which enhances various CoStar services.

      Management and Quality Control Systems. Our research processes include automated and non-automated controls to ensure the integrity of the data collection process. A large number of automated data quality tests check for potential errors including occupancy date conflicts, available square footage greater than building area, typical floor space greater than land area, and expired leases. In 2002 we also began monitoring changes to critical fields of information to ensure all information is kept in compliance with our standard definitions and methodology. Our non-automated quality control procedures include:

•	calling our information sources on recently-updated properties to re-verify information;

•	reviewing commercial real estate periodicals for transactions to cross-check our research;

•	performing periodic research audits and field checks to determine if we correctly canvassed all buildings;

•	providing training and retraining to our research professionals to ensure accurate data compilation; and

•	compiling measurable performance metrics for research teams and managers for feedback on data quality.

      Finally, one of the most important and effective quality control measures we rely on is feedback taken from the commercial real estate professionals using our data every day.

Proprietary Technology

      In-House Product Development and Information Technology Team. As of March 1, 2003, we had a staff of 79 product development and information technology professionals who focus on developing and creating enhanced products, designing systems to ensure continuous improvement in data quality, improving the speed of data delivery, and building infrastructure capable of supporting our comprehensive database and image library. In 2002, the product development team released CoStar Property 8.0, the first fully web-based version of our flagship product that seamlessly integrates our U.S. subscription services and completes the conversion of our products from Windows-based to web-based applications. This group also regularly implements product enhancements, including expanded features and new graphic designs.

      Our information technology team is responsible for developing the infrastructure to appropriately support our business and our large and complex database. On an ongoing basis, these professionals develop and modify internal applications and systems to implement efficiencies and controls that ultimately produce quality improvements to the database, including increases to the speed of data collection, quality control review and data delivery. In 2002, the team developed and released an enterprise-wide customer relationship management software application that integrates CoStar sales, research, customer support and accounting information with the management of customer contact histories, client product subscription and usage, account authentication and client billing. The system also enables us to mine data so as to assess pricing policies, product feature usage and employee productivity.

      We maintain Windows, Unix and Lotus Notes servers to support the database and an internal encrypted VPN network to allow remote researchers real-time access to the database. We store full data back-ups off site.

Products and Services

      Our various products and services are described in detail in the following paragraphs.

      CoStar Property®. CoStar Property, our flagship service, provides to our subscribers a comprehensive inventory of office and industrial properties in 50 U.S. markets. Commercial real estate professionals use CoStar Property to identify available space, analyze market conditions, evaluate leasing and sale opportunities, value assets and position properties in the marketplace. Our clients also use CoStar Property to analyze market conditions by calculating current vacancy rates, absorption rates or average rental rates. In 2002, we released CoStar Property 8.0, a major upgrade to CoStar Property that integrates each of our on-line U.S. subscription products into a single, fully web-based platform. CoStar Property provides subscribers with powerful map-based search capabilities as well as a user-controlled, password-protected extranet (or electronic “file cabinet”) where brokers may share space surveys and deal-related documents online in real time with team members. When used together with CoStar Connect™, CoStar Property enables subscribers to share space surveys and deal-related documents with their clients, accessed through their corporate web site.

      CoStar COMPS®. CoStar COMPS provides comprehensive, national coverage of comparable sales information in the U.S. commercial real estate industry. It is the industry’s most comprehensive database of comparable sales transactions designed for professionals who need to research property comparables, identify market trends, expedite the appraisal process and support property valuations. The service is provided through a web-based system that allows users to search the database on a subscription basis or on demand.

      CoStar Tenant®. CoStar Tenant is a detailed on-line business-to-business prospecting and analytical tool providing commercial real estate professionals with the most comprehensive U.S. tenant information available. CoStar Tenant profiles tenants occupying space in commercial buildings across the United States and provides updates on lease expirations — one of the product’s key features — as well as occupancy levels, growth rates and numerous other facts. Delivering this information via the Internet allows users to target prospective clients quickly through a searchable database that identifies only those tenants meeting certain criteria. Beginning in 2003, CoStar Tenant subscribers can also obtain credit reports through CoStar Tenant directly from D&B.

      FOCUS. Our U.K. subsidiary, Property Intelligence plc, offers several services under the trade name FOCUS. The primary product, New FOCUS, is a digital on-line service offering information on the U.K. commercial real estate market. The product seamlessly links data on individual properties and companies including comparable sales, available space, requirements, tenants, lease deals, planning information, socio-economics and demographics, credit ratings, photos and maps across the United Kingdom. New FOCUS is an entirely web-based service.

      CoStar Exchange®. CoStar Exchange is an online marketplace for buying and selling U.S. commercial properties. Customers use the easily accessible database, which is the industry’s premier service that includes correlating data on space availability, tenants, comparable sales and digital images, to post and search for properties quickly and efficiently. The information is distributed through a broker-centric model on a secure web-based browser and represents an efficient means for sellers to reach a large pre-qualified audience and for buyers to more effectively identify target properties.

      CoStar Connect™. CoStar Connect allows commercial real estate firms to license our technology and content to market their U.S. property listings on their corporate web sites. Customers enhance the quality and depth of their listing information through access to our database of content and digital images. The service automatically updates and manages customers’ online property information, providing comprehensive coverage listings and significantly reducing their expense of building the web site content and functionality.

      CoStar Office Report™. The CoStar Office Report provides in-depth current and historical data covering 36 of the major metropolitan office markets in the United States. Published quarterly, each market report includes details such as absorption rates, vacancy rates, rental rates, average sales prices, capitalization rates, existing inventory and current construction activity. This data is presented using standard definitions and calculations developed by CoStar, and offers real estate professionals critical and unbiased information necessary to make intelligent commercial real estate decisions.

      Metropolis™. The Metropolis software system is a single interface that combines commercial real estate data from multiple information providers into a comprehensive resource. The Metropolis software allows a user to input a property address and then view detailed information on that property from multiple information providers, including CoStar products. This technology offers commercial real estate professionals a simple and convenient solution for integrating a wealth of third-party information and proprietary data, and is currently available for the Southern California markets.

      CoStar Marketplace™. CoStar Marketplace provides an on-line means for the commercial real estate and related business community to direct their advertising to the appropriate decision makers. Customer benefits from using this advertising service include highly targeted distribution, higher visibility and cost efficiency in delivering advertising materials to targeted audiences.

      CoStar ARES®. CoStar ARES is a leading contact management and business development tool for commercial real estate professionals. It is a commercial real estate specific add-on to ACT! 6.0, a leading sales software program. As a value-added application, ARES is used as a customizable office-wide repository for contacts, property listings and comparables and provides importing of data from other CoStar subscription products.

      CoStar News™. Our web site, our CoStar services and our e-mail news dispatches have become an accepted source of reliable industry news. In 2002, we published over 9,600 news stories. Our NewsWire feature keeps clients informed of late-breaking commercial real estate news such as deals signed, acquisitions and groundbreakings.

Clients

      We draw clients from across the commercial real estate and related business community. Commercial real estate brokers have traditionally formed the largest portion of our clients, however, we also provide services to owners, landlords, financial institutions, vendors, appraisers, investment banks and other parties involved in commercial real estate. The following chart lists representative customers in various categories as of March 1, 2003.

Brokers

CB Richard Ellis
CB Hillier Parker — UK
Cushman & Wakefield
Cushman & Wakefield Healey & Baker — UK
Grubb & Ellis
Trammell Crow Co.
Jones Lang LaSalle
Jones Lang LaSalle — UK
Colliers
Colliers Conrad Ritblat Erdman-UK
Insignia/ ESG
Insignia Richard Ellis — UK
Marcus & Millichap
Studley
The Staubach Company
Equis
Advantis GVA Real Estate Services
Newmark & Company Real Estate
Binswanger
Coldwell Banker Commercial
Daum Commercial Real Estate
Carter & Associates/ONCOR Int’l
Re/ Max
GVA Williams
United Systems Integrators Corp
CRESA Partners
U.S. Equities Realty
Mohr Partners
CMD Realty Investors
Finkelstein Comm Rlty Services
Atis Real Weatheralls — UK
Chestertons — UK
Donaldsons — UK
FPD Savills — UK
GVA Grimley — UK
King Sturge — UK
Knight Frank — UK
Lenders, Investment Bankers

GMAC Commercial Mortgage
Deutsche Bank
Washington Mutual
Wells Fargo
Wachovia Corporation
World Savings
Merrill Lynch
Fannie Mae
Credit Suisse First Boston — UK
Morgan Stanley — UK
UBS Warburg — UK
Owners and Developers

LNR Property Corp
Hines
Gale Companies
Manulife Financial
Industrial Developments International
Shorenstein Properties
Land Securities — UK
Slough Estates — UK
REITS

Equity Office Properties Trust
Trizec Properties, Inc.
Prentiss Properties
Prologis
CarrAmerica
First Industrial Realty Trust
Boston Properties
Vornado Realty Trust
Property Managers

Transwestern Property Co.
Lincoln Property Company
PM Realty Group
Osprey Management Company
Leggat McCall Properties
Institutional Advisors, Asset Managers

Jones Lang LaSalle
Metropolitan Life
Clarion Partners
Prudential
Prudential — UK
USAA Real Estate Company
Bear Stearns & Co., Inc.
Legg Mason
Morley — UK
Standard Life — UK
Appraisers, Accountants

Integra
Land America Onestop
Deloitte and Touche
KPMG
Marvin F. Poer
GE Capital Small Business Finance Corp
PGP Valuation
PricewaterhouseCoopers
Government Agencies

U.S. General Services Administration
County of Los Angeles
Office of Technology Procurement
City of Chicago
U.S. Department of Housing and Urban Development
Corporation of London — UK
Vendors

Turner Construction Company
Cisco Systems
Comcast Cable Communications
Kastle Systems
MWB — UK
Regus — UK

      As of December 31, 2002, no single client accounted for more than 5% of our revenues. Over 90% of our revenues arise from subscription-based clients under long-term contracts.

Sales and Marketing

      As of June 30, 2003, we had 146 sales, marketing and customer support employees, with the majority of our direct sales force located in field sales offices. Our sales teams are primarily geographically focused and are located in over 30 field sales offices throughout the United States and in London, England. Our offices typically serve as the platform for our in-market sales, customer support and field research operations for their respective regions. The sales force is responsible for selling to new prospects, training new and existing clients, providing on-going customer support, renewing existing client contracts and identifying cross-selling opportunities. In addition, the sales force has primary front-line responsibility for customer care.

      Our sales strategy is to aggressively attract new clients, while providing ongoing incentives for existing clients to subscribe to additional services. We also place a premium on training new and existing clients on the use of our products so as to promote maximum client utilization and satisfaction with our products. Our strategy also involves entering into multi-year, multi-market license agreements with our larger clients. In 2002, we signed multi-year, multi-market renewal agreements with seven major national clients, including Insignia/ ESG, CB Richard Ellis, Cushman & Wakefield, Trammell Crow Co., The Staubach Company, GMAC Commercial Mortgage and Marcus & Millichap.

      We seek to make our services essential to our clients’ businesses. To encourage clients to use our services regularly, we provide ample training and generally charge fixed monthly amounts rather than fees based on actual system usage. Our clients’ monthly charges are based on the number of sites, organization size, the company’s business focus, and the number of services to which a client subscribes.

      Our customer service and support staff is charged with assisting and training our client base, as well as ensuring high client satisfaction by providing on-going support. We also have a help-line to assist customers with our products and services.

      Our primary marketing methods include: product demonstrations, face to face networking, direct marketing, communication via our corporate web site and news products, participation in trade show and industry events, print advertising in trade magazines and local business journals, client referrals and CoStar Advisor™, our newsletter that is distributed to our clients. In 2002, in connection with the launch of CoStar Property 8.0, we conducted presentations throughout the United States where we introduced our new CoStar Property upgrade to thousands of commercial real estate professionals. Direct marketing is the most cost-effective means for us to find prospective clients. Our direct marketing efforts include direct mail, e-mail and telemarketing, and make extensive use of our unique, proprietary database. Once we have identified a prospective client, our most effective sales method is a product demonstration. We use various forms of advertising to build brand identity and reinforce the value and benefits of our products. We also sponsor and attend local association activities and events, and attend and/or exhibit at industry trade shows and conferences to reinforce our relationships with our core user groups.

Competition

      The market for information systems and services generally is competitive and rapidly changing. In the commercial real estate industry, the principal competitive factors for commercial real estate information services and providers are:

•	quality and depth of the underlying databases;

•	ease of use, flexibility, and functionality of the software;

•	timeliness of the data;

•	breadth of geographic coverage and services offered;

•	client service and support;

•	perception that the service offered is the industry standard;

•	proprietary nature of methodologies, databases and technical resources;

•	price;

•	effectiveness of marketing and sales efforts;

•	vendor reputation;

•	brand loyalty among customers; and

•	capital resources.

      We compete directly and indirectly for customers with the following categories of companies:

•	publishers and distributors of information services, including regional providers and national print publications, such as Egi, Black’s Guide and Dorey Publishing and Information Services;

•	locally controlled real estate boards, exchanges or associations sponsoring property listing services and the companies with whom they partner, such as the Commercial Association of Realtors Data Services, the Association of Industrial Realtors, Commercial Search, LLC and Xceligent;

•	on-line services or web sites targeted to commercial real estate brokers, buyers and sellers of commercial real estate properties, insurance companies, mortgage brokers and lenders, such as Cityfeet.com, Inc., officespace.com, TenantWise, Inc. and LoopNet, Inc.;

•	in-house research departments operated by commercial real estate brokers;

•	consortiums of real estate companies formed to explore opportunities in technology; and

•	public record providers.

      As the commercial real estate information marketplace develops, additional competitors (including companies which could have greater access to data, financial, product development, technical, or marketing resources than we do) may enter the market and competition may intensify. While we believe that we have successfully differentiated ourselves from existing competitors, competition could materially harm our business.

Proprietary Rights

      To protect our proprietary rights in our methodologies, database, software, trademarks and other intellectual property, we depend upon a combination of:

•	trade secret, copyright, trademark, database protection and other laws;

•	nondisclosure, noncompetition and other contractual provisions with employees and consultants;

•	license agreements with customers;

•	patent protection; and

•	technical measures.

      We seek to protect our software’s source code and our database as trade secrets and under copyright law. Although copyright registration is not a prerequisite for copyright protection, we have filed for copyright registration for many of our databases, software and other materials. Under current U.S. law, the arrangement and selection of data may be protected, but the actual data itself may not be. In addition, with respect to our U.K. databases, certain database protection laws provide additional protections of these databases. We license our database, software and services under license agreements that grant our clients non-exclusive, non-transferable licenses. These agreements restrict the disclosure and use of our content, images and software. In addition, the license agreements prohibit the unauthorized reproduction or transfer of the information and software we license.

      We also attempt to protect the secrecy of our proprietary database, our trade secrets and our proprietary information through confidentiality and noncompetition agreements with our employees and consultants. Our services also include technical measures to discourage and detect unauthorized copying of our intellectual property.

      We have filed trademark applications to register trademarks for a variety of names for the CoStar products and other marks, and have obtained registered trademarks for a variety of our marks, including “CoStar”, “COMPS”, “CoStar Property”, “CoStar Tenant”, “CoStar Exchange” and “CoStar Group”. In addition, we have filed patent applications covering certain of our methodologies and software.

Employees

      As of June 30, 2003, we employed 824 employees. None of our employees is represented by a labor union. We have experienced no work stoppages. We believe that our employee relations are excellent.

Properties

      Our corporate headquarters in Bethesda, Maryland, occupies approximately 60,000 square feet under a lease that expires on March 14, 2010. We believe that our Bethesda, Maryland facility will be adequate to meet our requirements for our headquarters for the foreseeable future.

      In addition to our Bethesda, Maryland facility, our research operations are headquartered in leased spaces in San Diego, California, Cincinnati, Ohio and London, England. Additionally, we lease office space in a variety of other metropolitan areas, which generally house our field sales offices. These locations include, without limitation, the following: New York; Los Angeles; Chicago; San Francisco; Boston; Orange County; Philadelphia; Houston; Atlanta; Phoenix; Detroit; Cranford, New Jersey; Charlotte; Miami; Seattle; Denver; Austin; Dallas; Sacramento; Kansas City; Cleveland; Tustin, California; Tampa; Jacksonville; Indianapolis; Baltimore; Raleigh/ Durham; St. Louis; Columbus, Ohio; and Portland, Oregon.

      We do not consider any specific leased location to be material to our operations. We believe that equally suitable alternative locations are available in all areas where we currently do business.

MANAGEMENT

      The following table lists our directors, executive officers and key employees as of June 30, 2003:

Name	Age	Years of Service		Position

Michael R. Klein	61	16		Chairman of the Board
Andrew C. Florance*	40	16		Chief Executive Officer, President and Director
Lawrence J. Dressel*	51	3		Chief Operating Officer
Frank A. Carchedi*	45	6		Chief Financial Officer and Treasurer
David M. Schaffel*	42	14		Chief Information Officer
Craig S. Farrington*	45	20	**	Vice President, Research
Michael D. Arabe*	56	14	**	Sr. Vice President of Sales and Customer Service
Jonathan Bray	46	7	**	Managing Director, Property Intelligence plc
Carla J. Garrett	35	4		General Counsel and Secretary
Mark A. Klionsky	43	3		Sr. Vice President of Marketing & Corporate Communications
Dean L. Violagis	36	14		Vice President, Research
David Bonderman	60	8		Director
Warren H. Haber	62	8		Director
Josiah O. Low, III	64	4		Director
Christopher J. Nassetta	40	1		Director

*	Executive Officer

**	Includes years of service with acquired companies

      Michael R. Klein has been the Chairman of our Board of Directors since he and Mr. Florance founded the Company in 1987. He has been a partner of the law firm Wilmer, Cutler & Pickering since 1974. Mr. Klein serves as Vice Chairman of the Board of Directors of Perini Corporation, as Chairman of the Board of Directors of Precept, Inc. and as a director of SRA International, Inc.

      Andrew C. Florance is one of our founders and has served as our President and as a director since 1987 and as our Chief Executive Officer since 1995. Prior to founding the Company, Mr. Florance held primary responsibility for developing the first generation of software products for Federal Filings, an SEC Form 13-D tracking service, which was later acquired by Dow Jones. Mr. Florance was a co-founder of a commercial real estate information trade association (REI-NEX) and served on its board of directors from 1993 to 1996. He received a B.A. in economics from Princeton University.

      Lawrence J. Dressel, our Chief Operating Officer, joined us in September 2000. Mr. Dressel is responsible for the day-to-day management of CoStar’s operations, research, product development and information technology. From January 1999 to September 2000, Mr. Dressel was Chief Operating Officer of Interealty.com, a leading provider of information systems, services and software applications to residential Multiple Listing Services real estate professionals. Before joining Interealty, from January 1998 to January 1999, Mr. Dressel was Senior Vice President at The Fairchild Corporation, where he oversaw a division that manufactured capital equipment used to make CD’s and DVD’s. Prior to that, from 1986 through 1997, Mr. Dressel was Senior Vice President and General Manager of Shared Technologies Fairchild, Inc. and Fairchild Communications, the predecessor company to Shared Technologies Fairchild, which provided telecommunication services in multi-tenant commercial office buildings throughout the United States. Mr. Dressel received a B.S. in electrical engineering from Illinois Institute of Technology.

      Frank A. Carchedi, our Chief Financial Officer and Treasurer, joined us in May 1997 from ITC Learning Corporation, a publicly held publisher and distributor of multi-media training products, where he had been Vice President, Treasurer and Chief Financial Officer since 1995. Prior to that, Mr. Carchedi was with Ernst & Young, LLP for ten years, most recently as a consultant in their New York Merger and Acquisitions Group and its Entrepreneurial Services Group in Washington, D.C. He received a B.S. in accounting from Wake Forest University.

      David M. Schaffel, our Chief Information Officer, has been with us since 1989. Mr. Schaffel is responsible for the design, development, and maintenance of our software services, products and any new services, as well as internal corporate software systems and IT infrastructure. From 1987 until joining us, Mr. Schaffel was president of Biscayne Technical Services, Inc., where he developed a logistics tracking application for the United States Air Force. Mr. Schaffel received a M.S. in operations research/statistics from the University of Miami and a B.S. in business from the University of Florida.

      Craig S. Farrington, Vice President of Research, joined the Company as a result of the merger of COMPS.COM and CoStar Group, Inc. in February 2000. Mr. Farrington is responsible for all of our West Coast research operations and has product management responsibility for CoStar COMPS®. Mr. Farrington joined COMPS.COM in 1983 where he served in various senior management roles throughout the company, including Vice President of Marketing and Product Development. Mr. Farrington received a B.A. in Business and Economics from Westmont College.

      Michael D. Arabe, our Senior Vice President of Sales and Customer Service, joined us upon the acquisition of COMPS.COM, Inc. in February 2000. Mr. Arabe became Senior Vice President of Sales & Customer Service in January 2003. From November 2000 until that time, Mr. Arabe was our Senior Vice President of Customer Service and Support. From February 2000 until November 2000, he was responsible for sales of CoStar COMPS®. Mr. Arabe joined COMPS.COM in 1989 and held a variety of positions in senior management, most recently as Senior Vice President of Sales. Mr. Arabe received a B.S. in economics from Louisiana State University.

      Jonathan Bray, the Managing Director of our UK subsidiary, Property Intelligence plc, is in charge of our CoStar FOCUS product and our U.K. operations. Mr. Bray joined us upon the acquisition of Property Intelligence plc in January 2003. Mr. Bray joined Property Intelligence in 1996, where he most recently served as Managing Director of FOCUS Information Ltd, a wholly owned subsidiary of Property Intelligence plc. Prior to joining Property Intelligence plc, Mr. Bray served in the British Army for 18 years and was invested as a Member of the British Empire in 1990 for service in Northern Ireland and at Lockerbie. Mr. Bray received his M.B.A. in 1997 from the Open University in Milton Keynes, England.

      Carla J. Garrett, our General Counsel and Secretary, joined us in June 1999. Prior to joining CoStar, Ms. Garrett was at Sullivan & Cromwell, a New York based law firm, where she had been a corporate and securities attorney since 1996. Prior to joining Sullivan & Cromwell, she was an associate with Wilson Sonsini Goodrich & Rosati, a Palo Alto based law firm, where she practiced corporate law and advised technology companies. Ms. Garrett received a B.A. in mathematics from Vanderbilt University and her J.D. from Stanford University.

      Mark A. Klionsky, our Senior Vice President of Marketing and Corporate Communications, joined us in May 2000. Mr. Klionsky is responsible for CoStar’s marketing strategy and oversees CoStar’s corporate communications. Prior to joining CoStar, from 1981 until 2000, Mr. Klionsky was with Miller Freeman, Inc., the U.S. subsidiary of United News & Media plc, where he held a variety of corporate positions, most recently Senior Vice President. Additionally, in 1987 Mr. Klionsky helped launch Commercial Property News, which was published by Miller Freeman, and from 1994 until 2000 served as Group Publisher of Commercial Property News. He received a B.A. in communications from Rowan University.

      Dean L. Violagis, our Vice President of Research, joined us in 1989. Mr. Violagis is responsible for all of our East Coast research operations. Prior to becoming Vice President of Research, Mr. Violagis had been a research manager since 1989. Mr. Violagis received a B.A. in real estate finance from American University.

      David Bonderman is principal of Texas Pacific Group and an indirect general partner of TPG Partners I, L.P., TPG Partners II, L.P. and TPG Partners III, L.P. Mr. Bonderman currently serves on the boards of directors of Continental Airlines, Inc., Ducati Motor Holding S.p.A., Denbury Resources, Inc., ProQuest Company, Ryanair Holdings, plc, Seagate Technology, Inc. and Gemplus International S.A.

      Warren H. Haber has been, for more than thirty years, Chairman of the Board and Chief Executive Officer of Founders Equity, Inc. and its affiliates, private investment concerns engaged in the business of identifying businesses for acquisition in principal transactions and managing such businesses for their own accounts. Mr. Haber currently serves on the boards of directors of Warnex Ltd. and Fiber Optic One Ltd.

      Josiah O. Low, III has been a Venture Partner of Catterton Partners IV L.P. since August 2001. Prior to that, Mr. Low worked for 16 years at the investment banking firm of Credit Suisse First Boston (formerly Donaldson, Lufkin & Jenrette), where he most recently served as Managing Director/ Senior Advisor. Prior to joining Credit Suisse First Boston in 1985, Mr. Low worked at Merrill Lynch, Pierce, Fenner & Smith and was a founding Managing Director of the Merrill Lynch Capital Market Group in 1977. He serves on the board of directors of Centex Development Company.

      Christopher J. Nassetta has been the President and Chief Executive Officer of Host Marriott Corporation since May 2000. Mr. Nassetta joined Host Marriott in 1995 as Executive Vice President and was elected the Chief Operating Officer in 1997. Prior to joining Host Marriott, Mr. Nassetta served as President of Bailey Realty Corporation from 1991 until 1995, and he had previously served as Chief Development Officer and in various other positions with The Oliver Carr Company from 1984 through 1991. Mr. Nassetta serves on the board of directors of Host Marriott. He also serves on the board of trustees and the compensation committee of Prime Group Realty Trust and as a member of the McIntire School of Commerce Advisory Board for the University of Virginia.

UNDERWRITING

      We have entered into an underwriting agreement with the underwriters named below. Needham & Company, Inc., William Blair & Company, L.L.C. and JMP Securities LLC are acting as representatives of the underwriters. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specific number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase from us the number of shares opposite its name below.

Number of
Underwriter	Shares

Needham & Company, Inc.	625,000
William Blair & Company, L.L.C.	375,000
JMP Securities LLC	250,000

Total	1,250,000

      The representatives have advised us that the underwriters propose to offer the shares of common stock to the public at the public offering price per share set forth on the cover page of this prospectus. The underwriters may offer shares to securities dealers, who may include the underwriters, at that public offering price less a concession of up to $          per share. The underwriters may allow, and those dealers may reallow, a concession to other securities dealers of up to $          per share. After the offering to the public, the offering price and other selling terms may be changed by the representatives.

      We have granted an option to the underwriters to purchase up to 187,500 additional shares of common stock at the public offering price per share, less the underwriting discounts and commissions, set forth on the cover page of this prospectus. This option is exercisable during the 30-day period after the date of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with this offering. If this option is exercised, each of the underwriters will purchase approximately the same percentage of the additional shares as the number of shares of common stock to be purchased by that underwriter, as shown in the table above, bears to the total shown.

      The underwriting discount is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discount is           % of the public offering price. The following table shows the per share and total underwriting discount to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Total

	Per Share	No Exercise	Full Exercise

Paid by CoStar	$	$	$

      We estimate that the total expenses of the offering, excluding the underwriting discount and commissions, will be approximately $       .

      The underwriting agreement provides that we will indemnify the underwriters against certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act, or to contribute payments that the underwriters may be required to make in respect thereof.

      We have agreed not to offer, sell, contract to sell, grant options to purchase, or otherwise dispose of any shares of our common stock or securities exchangeable for or convertible into our common stock for a period of 90 days after the date of this prospectus without the prior consent of Needham & Company, Inc. This agreement does not apply to any existing employee benefit plans or upon conversion of outstanding securities. Our directors and executive officers have agreed not to, directly or indirectly, sell, hedge, or otherwise dispose of any shares of common stock, options to acquire shares of common stock, or securities exchangeable for or convertible into shares of common stock, for a period of 90 days after the date of this prospectus without the prior written consent of Needham & Company, Inc. Needham & Company, Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements.

      In connection with this offering, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of our common stock. Specifically, the underwriters may over-allot in connection with this offering by selling more shares than are set forth on the cover page of this prospectus. This creates a short position in our common stock for their own account. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. To close out a short position or to stabilize the price of our common stock, the underwriters may bid for, and purchase, common stock in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

      The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our common stock in this offering because the underwriters repurchase that stock in stabilizing or short covering transactions.

      Finally, the underwriters may bid for, and purchase, shares of our common stock in market making transactions. These activities may stabilize or maintain the market price of our common stock at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq National Market or otherwise.

LEGAL MATTERS

      The validity of the common stock being offered by this prospectus is being passed upon for CoStar Group, Inc. by Gibson, Dunn & Crutcher LLP, Washington, D.C. Certain legal matters will be passed upon for the underwriters by Choate, Hall & Stewart, Boston, MA.

EXPERTS

      The consolidated financial statements of CoStar Group, Inc. at December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing in this prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed a registration statement on Form S-3 with the SEC, of which this prospectus is a part, under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information included in the registration statement, and statements contained in this prospectus concerning the provisions of any document are not necessarily complete. For further information about CoStar and the common stock offered under this prospectus, you should read the registration statement, including its exhibits and the documents incorporated by reference.

      We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information at SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC’s Public Reference Room. The SEC also maintains an Internet site that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of the SEC’s web site is http://www.sec.gov.

      Our investor relations Internet web site is http://www.costar.com/corporate/investor. The reports we file with or furnish to the Securities and Exchange Commission, including our annual report and quarterly reports, are available free of charge on our Internet web site.

INCORPORATION BY REFERENCE

      The SEC allows us to “incorporate by reference” information into this document. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus. In addition, information that we file with the SEC in the future will automatically update and supersede information contained in this prospectus and any prospectus supplement. We are incorporating by reference:

•	our Annual Report on Form 10-K for the year ended December 31, 2002, filed on March 28, 2003;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed on May 14, 2003;

•	the description of our common stock contained in our Form 8-A filed on June 25, 1998 and any amendment or report filed for the purpose of updating such description; and

•	the portions of our Proxy Statement for the Annual Meeting of Stockholders, filed on April 30, 2003, that have been incorporated by reference into our Form 10-K.

      In addition, we incorporate by reference any filings we make under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of the registration statement of which this prospectus is a part but before it becomes effective and from the date of effectiveness until the termination of the offering.

      Each person to whom a prospectus is delivered may also request a copy of all documents incorporated by reference, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this document, free of cost, by writing us at the following address: CoStar Group, Inc., 2 Bethesda Metro Center, Bethesda, Maryland, 20814, Attention: Senior Vice President, Marketing & Corporate Communications, or by telephoning us at (301) 215-8300.

      The information contained in this prospectus is not complete and may be changed. You should rely only on the information contained in or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making or soliciting an offer to buy common stock in any state where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

COSTAR GROUP, INC.

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders

CoStar Group, Inc.

      We have audited the accompanying consolidated balance sheets of CoStar Group, Inc. as of December 31, 2001 and 2002, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CoStar Group, Inc. at December 31, 2001 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

      As discussed in the notes to the consolidated financial statements, in 2002 the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”.

/s/ Ernst & Young LLP

McLean, Virginia

February 13, 2003

COSTAR GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Year Ended December 31,

	2000	2001	2002

Revenues	$58,502	$72,513	$79,363
Cost of revenues	30,202	30,316	28,012

Gross margin	28,300	42,197	51,351
Operating expenses:
Selling and marketing	37,644	23,502	23,158
Software development	3,865	5,137	5,524
General and administrative	27,086	28,438	24,612
Purchase amortization	8,928	7,846	3,600
Acquired in-process development	5,812	—	—

	83,335	64,923	56,894

Loss from operations	(55,035)	(22,726)	(5,543)
Other income (expense):
Loss on disposal of assets	(181)	(22)	—
Interest expense	(296)	(18)	(4)
Interest income	3,866	1,692	767
Other expense	(54)	(74)	(4)

Loss before income taxes	(51,700)	(21,148)	(4,784)
Income tax benefit	2,045	987	—

Net loss	$(49,655)	$(20,161)	$(4,784)

Net loss per share — basic and diluted	$(3.28)	$(1.29)	$(0.30)

Weighted average outstanding shares — basic and diluted	15,137	15,636	15,759

See accompanying notes.

COSTAR GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands except per share data)

	December 31,

	2001	2002

ASSETS
Current assets:
Cash and cash equivalents	$30,746	$25,546
Cash held for acquisition	—	16,386
Short-term investments	11,256	1,598
Accounts receivable, less allowance for doubtful accounts of approximately $2,483 and $2,452 as of December 31, 2001 and 2002.	5,983	6,786
Prepaid expenses and other current assets	957	1,567

Total current assets	48,942	51,883
Property and equipment:
Leasehold improvements	2,488	3,239
Furniture, office equipment and research vehicles	7,289	7,351
Computer hardware and software	13,489	15,968

	23,266	26,558
Accumulated depreciation	(11,390)	(15,510)

	11,876	11,048
Goodwill, net	25,745	26,177
Intangibles and other assets, net	36,726	29,527
Deposits	357	272

Total assets	$123,646	$118,907

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,217	$1,596
Accrued wages and commissions	4,986	4,079
Accrued expenses	4,892	4,449
Deferred revenue	4,532	4,766

Total current liabilities	15,627	14,890
Stockholders’ equity:
Preferred stock, $.01 par value; 2,000 shares authorized; none outstanding	—	—
Common stock, $.01 par value; 30,000 shares authorized; 15,718 and 15,810 issued and outstanding as of December 31, 2001 and 2002.	157	158
Additional paid-in capital	204,567	205,348
Accumulated deficit	(96,705)	(101,489)

Total stockholders’ equity	108,019	104,017

Total liabilities and stockholders’ equity	$123,646	$118,907

See accompanying notes.

COSTAR GROUP, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands)

	Common Stock		Additional		Total
			Paid-In	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	Equity

Balance at December 31, 1999	12,967	$130	$146,456	$(26,889)	$119,697
Exercise of stock options	270	3	2,099	—	2,102
Stock issued for acquisitions	2,273	22	54,208	—	54,230
Warrants	35	—	—	—	—
Net loss	—	—	—	(49,655)	(49,655)

Balance at December 31, 2000	15,545	155	202,763	(76,544)	126,374
Exercise of stock options	168	2	1,715	—	1,717
Restricted stock grants issued	5	—	89	—	89
Net loss	—	—	—	(20,161)	(20,161)

Balance at December 31, 2001	15,718	157	204,567	(96,705)	108,019
Exercise of stock options	88	1	695	—	696
Stock issued for acquisitions	5	—	99	—	99
Restricted stock grants retired	(1)	—	(13)	—	(13)
Net loss	—	—	—	(4,784)	(4,784)

Balance at December 31, 2002	15,810	$158	$205,348	$(101,489)	$104,017

See accompanying notes.

COSTAR GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,

	2000	2001	2002

Operating activities:
Net loss	$(49,655)	$(20,161)	$(4,784)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	4,261	4,915	4,179
Amortization	14,547	14,334	7,608
Acquired in-process development	5,812	—	—
Loss on disposal of assets	181	22	—
Income tax benefit	(2,045)	(987)	—
Provision for losses on accounts receivable	2,313	2,453	2,228
Changes in operating assets and liabilities:
Accounts receivable	(1,330)	(2,288)	(3,001)
Prepaid expenses and other current assets	3,081	(95)	(610)
Deposits	1,188	142	72
Accounts payable and accrued expenses	(1,662)	(2,466)	(336)
Deferred revenue	(3,538)	(417)	218

Net cash provided by (used in) operating activities	(26,847)	(4,548)	5,574
Investing activities:
Purchases and sales of short-term investments	15,046	(8,080)	9,658
Purchases of property and equipment	(11,493)	(2,098)	(4,016)
Other assets	(3,133)	(170)	(421)
Cash held for acquisition	—	—	(16,386)
Acquisitions, net of acquired cash	(3,071)	—	(305)

Net cash used in investing activities	(2,651)	(10,348)	(11,470)
Financing activities:
Payment of long-term liability	(4,531)	—	—
Net proceeds from exercise of stock options	2,102	1,717	696

Net cash provided by (used in) financing activities	(2,429)	1,717	696

Net increase (decrease) in cash and cash equivalents	(31,927)	(13,179)	(5,200)
Cash and cash equivalents at beginning of year	75,852	43,925	30,746

Cash and cash equivalents at end of year	$43,925	$30,746	$25,546

See accompanying notes.

COSTAR GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     ORGANIZATION

      CoStar Group, Inc. (the “Company”) has created a comprehensive, proprietary database of commercial real estate information for metropolitan areas throughout the United States. Based on its unique database, the Company provides information to the commercial real estate and related business community and operates within one reportable business segment. The information in the Company’s database is distributed to its clients under license agreements, which are typically one to three years in duration.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

      The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances have been eliminated in consolidation.

Consolidation

      The consolidated financial statements include the accounts of the Company and its subsidiaries after elimination of all significant intercompany transactions.

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

      Certain previously reported amounts have been reclassified to conform to the Company’s current presentation.

Revenue Recognition

      Revenues from the sales of licenses are recognized on a straight-line basis over the term of the license, which is typically from one to three years. Deferred revenue results from advance cash receipts from customers or amounts billed to customers from the sales of licenses and is recognized over the term of the licenses.

Significant Customers

      No single customer accounted for more than 5% of the Company’s revenues as of December 31, 2002. The Company operates solely within one business segment.

Comprehensive Income (Loss)

      For the years ended December 31, 2000, 2001 and 2002, the Company’s net income (loss) reflects comprehensive income (loss) and accordingly, no additional disclosure is presented.

Advertising Costs

      The Company expenses advertising costs as incurred. Advertising expense was $4,028,000, $268,000, and $165,000 for the years ended December 31, 2000, 2001, and 2002, respectively.

COSTAR GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

Income Taxes

      The Company provides for income taxes under the provisions of Statement of Financial Accounting Standards No. 109 (“FAS 109”). Deferred income taxes result from temporary differences between the tax basis of assets and liabilities and the basis reported in the Company’s consolidated financial statements. Deferred tax liabilities and assets are determined based on the difference between financial statement and tax basis of assets and liabilities using enacted rates expected to be in effect during the year in which the differences reverse. Valuation allowances are provided against assets, including net operating losses, if it is anticipated that some or all of the asset may not be realized through future taxable earnings or implementation of tax planning strategies.

Stock-Based Compensation

      The Company accounts for its stock-based compensation in accordance with APB No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). Under APB 25, compensation expense is based on the difference, if any, on the date of grant between the fair value of the Company’s common stock and the exercise price of the option and is recognized ratably over the vesting period of the option. Stock-based compensation related to options granted to non-employees is accounted for using the fair value method in accordance with the Statement of Financial Accounting Standard No. 123 “Accounting for Stock-Based Compensation” (“FAS 123”). The following table illustrates the effect on net income (loss) and net income (loss) per share if the Company had applied the fair value recognition provisions of FAS 123 to stock-based employee compensation (in thousands, except per share amounts):

	Year Ended December 31,

	2000	2001	2002

Net income (loss), as reported	$(49,655)	$(20,161)	$(4,784)
Add: stock-based employee compensation expense included in reported net income	—	—	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(7,942)	(7,759)	(6,987)

Pro forma net income (loss)	$(57,597)	$(27,920)	$(11,771)

Earnings per share:
Basic — as reported	$(3.28)	$(1.29)	$(0.30)

Basic — pro forma	$(3.81)	$(1.79)	$(0.75)

Diluted — as reported	$(3.28)	$(1.29)	$(0.30)

Diluted — pro forma	$(3.81)	$(1.79)	$(0.75)

Cash and Cash Equivalents

      The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents consist of money market fund investments and United States Government Securities, substantially all of which are held with two institutions. At December 31, 2002 cash of $1,053,000 was held in accounts to support letters of credit.

COSTAR GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

Short-Term Investments

      The Company accounts for short-term investments in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” The Company determines the appropriate classification of investments at the time of purchase and reevaluates such designation as of each balance sheet date. Short-term investments consist of debt securities that the Company classifies as available for sale. Such securities are held at the lower of cost or market, based on quoted market rates. The Company acquires short-term highly liquid investments from government agencies or corporate obligations with high-quality credit ratings. The weighted average maturities of short-term investments are less than one year. Due to the nature of these short-term investments, cost approximated fair market value at December 31, 2001 and 2002.

Concentration of Credit Risk and Financial Instruments

      The Company performs ongoing credit evaluations of its customers’ financial condition and generally does not require that its customers’ obligations to the Company be secured. The Company maintains reserves for credit losses, and such losses have been within management’s expectations. The risk of nonpayment of the Company’s accounts receivable is mitigated by the large size and widespread nature of the Company’s customer base and lack of dependence on individual customers. The carrying amount of the accounts receivable approximates their net realizable value. The carrying value of the Company’s financial instruments including cash and cash equivalents, short-term investments, accounts receivable, accounts payable, and accrued expenses approximates fair value.

Property and Equipment

      Property and equipment are stated at cost. All repairs and maintenance costs are expensed as incurred. Depreciation and amortization are calculated on the straight-line method over the following estimated useful lives of the assets:

Leasehold improvements	Shorter of lease term or useful life

Furniture and office equipment	Seven years

Research vehicles	Three years

Computer hardware and software	Two to five years

Capitalized Product Development Costs

      Initial costs to develop and produce the Company’s database and software products, including direct labor, contractors and applicable overhead are capitalized from the time technological feasibility is determined until initial product release. Prior to technological feasibility, such costs are classified as software development and expensed as incurred. Ongoing significant enhancements of the products are capitalized subsequent to initial product release. Amortization of capitalized costs is based on the greater of the amount computed using (a) the ratio of current gross revenues to the sum of current and anticipated gross revenues, or (b) the straight-line method over the remaining estimated economic life of the product, typically five years after initial product release. Included in amortization is approximately $318,000, $239,000 and $260,000 of expense related to the capitalized product development costs for the years ended December 31, 2000, 2001 and 2002, respectively.

COSTAR GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

Goodwill, Intangibles and Other Assets

      Goodwill represents the excess of costs over the fair value of assets of businesses acquired. The Company adopted the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS 142), as of January 1, 2002. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets”. In connection with the adoption of SFAS 142, the Company performed the transitional impairment test during the second quarter of 2002 and concluded that goodwill was not impaired. In addition, the Company completed the annual impairment test during the fourth quarter of 2002 and concluded that goodwill was not impaired.

      As of January 1, 2002, the Company had unamortized goodwill of approximately $25.7 million. Prior to January 1, 2002, goodwill was amortized on a straight-line basis over its expected economic life, generally two to ten years, and assessed for recoverability by determining whether the amortization of the goodwill balance over its remaining life could be recovered through the undiscounted future operating cash flows of the acquired operation. In the aggregate, amortization of goodwill in 2000 and 2001, prior to the adoption of SFAS 142, was approximately $7.2 million and $5.2 million, respectively.

      Acquired technology, customer base and tradename, which are related to the Company’s acquisitions (See Note 3 for discussion of recent acquisitions), are amortized on a straight-line basis over periods ranging from two to ten years. The cost of photography is amortized on a straight-line basis over five years.

Long-Lived Assets

      SFAS No. 144 provides a single accounting model for long-lived assets to be disposed of. SFAS No. 144 also changes the criteria for classifying an asset as held for sale, broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. The Company adopted SFAS No. 144 on January 1, 2002. The adoption of SFAS No. 144 did not affect the Company’s financial statements.

      In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

      Goodwill and intangible assets not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value.

COSTAR GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

Net Loss Per Share

      Basic loss per share is based on the weighted average shares outstanding during the period. The calculation of diluted loss per share reflects the dilutive effects of outstanding stock and other dilutive common stock equivalents, if any. Diluted loss per share is equal to the basic loss per share as the effect on the calculation of basic loss per share assuming the exercise of common stock equivalents is anti-dilutive.

New Accounting Pronouncements

      In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and supercedes Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 requires the recognition of costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan and also establishes fair value as the objective for initial measurement of the costs. The Company is required to adopt SFAS No. 146 for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect the adoption of SFAS No. 146 to have a material impact on its financial position, results of operations or cash flows.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123.” This Statement, which is effective for fiscal years ending after December 15, 2002, amends SFAS No. 123 and provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 regardless of the accounting method used to account for stock-based compensation. The Company has chosen to continue to account for stock-based compensation of employees using the intrinsic value method prescribed in APB No. 25 and related interpretations. The enhanced disclosure provisions as defined by SFAS No. 148 are effective now for our year ended December 31, 2002.

3.     ACQUISITIONS

      On February 10, 2000, the Company acquired all of the outstanding capital stock of COMPS.COM, Inc., a San Diego based provider of commercial real estate information, for $49,015,905 in cash and 2,259,034 shares of the Company’s common stock. The acquisition has been accounted for using purchase accounting and has been valued at approximately $101,379,000 for accounting purposes. The purchase price was allocated primarily to cash, goodwill, acquired technology and other intangibles, which is being amortized over a period of 2 to 10 years.

      On November 9, 2000, the Company completed the acquisition of First Image, the owner of the Metropolis software system, a single interface that combines commercial real estate data from multiple information providers. The Company acquired all of the outstanding capital stock of First Image for approximately $665,000 in cash and 9,424 shares of the Company’s common stock. The transaction was accounted for as a purchase and the initial consideration was valued for accounting purposes at approximately $950,000 including acquisition expenses. In addition, the acquisition agreement provided for approximately $950,000 of additional consideration (in a combination of cash and stock) to be paid by CoStar upon the achievement of certain operating goals by the sole stockholder of First Image. On June 7, 2002, in consideration of the achievement of one of the operating goals, the Company issued additional consideration valued at approximately $432,000 consisting of a cash payment of approximately $333,000 and 4,712 shares

COSTAR GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.     ACQUISITIONS — (Continued)

of common stock. Under the agreement, the sole shareholder has the opportunity to receive consideration upon the achievement of the second of the operating goals.

      On September 19, 2002, the Company acquired certain assets of Portland-based commercial real estate information provider, REAL-NET, for $305,000 in cash. The transaction was accounted for as a purchase and the consideration was valued for accounting purposes at approximately $320,000 including acquisition expenses. The purchase price was allocated primarily to acquired database technology and customer base, which will be amortized over a period of 5 years.

      The operations of all acquired businesses were included in the Company’s statement of operations after the respective date of acquisitions. Except for the portion of the purchase price of acquisitions acquired with cash, these transactions have been excluded from the statements of cash flows.

4.     GOODWILL

      Goodwill consists of the following (in thousands):

	December 31,

	2001	2002

Goodwill	$36,968	$37,400
Accumulated amortization	(11,223)	(11,223)

Goodwill, net	$25,745	$26,177

      On January 1, 2002, the Company adopted the nonamortization approach under SFAS No. 142 for goodwill. The results for prior years have not been restated. A reconciliation of previously reported net loss and net loss per share in 2000 and 2001 to the amounts adjusted for exclusion of goodwill amortization net of the related tax effects, including a comparison of net loss and net loss per share in 2002, is as follows (in thousands except per share data):

	Year Ended December 31,

	2000	2001	2002

Net loss, as reported	$(49,655)	$(20,161)	$(4,784)
Goodwill amortization, net of tax	5,147	4,230	0

Adjusted net loss	$(44,508)	$(15,931)	$(4,784)

Basic and diluted net loss per share, as reported	$(3.28)	$(1.29)	$(0.30)
Goodwill amortization, net of tax	0.34	0.27	0.00

Adjusted basic and diluted net loss per share	$(2.94)	$(1.02)	$(0.30)

Weighted average common shares	15,137	15,636	15,759

COSTAR GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.     INTANGIBLES AND OTHER ASSETS

      Intangibles and other assets consists of the following (in thousands):

	December 31,

	2001	2002

Capitalized product development costs	$1,795	$1,795
Accumulated amortization	(1,173)	(1,433)

	622	362

Building photography	4,643	4,731
Acquired database technology	17,949	18,104
Customer base	31,945	32,111
Tradename	4,198	4,198

	58,735	59,144
Accumulated amortization	(22,631)	(29,979)

	36,104	29,165

Intangibles and other assets, net	$36,726	$29,527

      In the aggregate, amortization for intangibles and other assets for future periods is expected to be approximately $8.3 million, $7.2 million, $4.9 million, $4.6 million and $4.6 million for the years ending December 31, 2003, 2004, 2005, 2006 and 2007, respectively.

6.     INCOME TAXES

      The components of deferred tax assets and liabilities consists of the following (in thousands):

	December 31,

	2001	2002

Deferred tax assets:
Reserve for bad debts	$959	$734
Accrued compensation	1,541	354
Net operating losses	29,000	32,670
Other liabilities	2,310	1,128

Total deferred tax assets	33,810	34,886

Deferred tax liabilities:
Depreciation	(772)	(915)
Product development costs	(240)	(139)
Identified intangibles associated with purchase accounting	(12,225)	(6,767)

Total deferred tax liabilities	(13,237)	(7,821)

Net deferred tax asset	20,573	27,065
Valuation allowance	(20,573)	(27,065)

Net deferred taxes	$—	$—

COSTAR GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.     INCOME TAXES — (Continued)

      A valuation allowance has been established against the related net deferred tax assets due to the uncertainty of realization. The Company’s change in valuation allowance was approximately $880,000 and $6,492,000 during the years ended December 31, 2001 and 2002, respectively. The valuation allowance and net operating losses at December 31, 2002 have been increased to reflect return to accrual adjustments.

      The Company’s provision for income taxes resulted in effective tax rates that varied from the statutory federal income tax rate as follows (in thousands):

	Year Ended December 31,

	2000	2001	2002

Expected federal income tax provision (benefit) at 34%	$(17,578)	$(7,191)	$(1,626)
State income taxes, net of federal benefit	(2,388)	(951)	(253)
Increase in valuation allowance	19,405	6,965	2,111
Expenses not deductible for tax purposes	(1,484)	190	(232)

Deferred income tax benefit	$(2,045)	$(987)	$—

      The Company paid no income taxes in 2000, 2001 or 2002.

      At December 31, 2002, the Company had net operating loss carryforwards for federal income tax purposes of approximately $84.6 million, which expire, if unused, from the year 2008 through the year 2022. The tax benefit of approximately $11.6 million of net operating losses related to stock options will be credited to equity when the benefit of these losses is realized through utilization of the net operating loss carryforwards. During 2000, the Company acquired a company that had net operating losses of approximately $19.4 million which expire, if unused, through the year 2019. The use of these acquired net operating losses is subject to limitations imposed by the Internal Revenue Code.

      During 1999 and 2000, the Company made acquisitions, which were reported using the purchase method of accounting. These acquisitions included identified intangible assets, which in accordance with FAS 109, required deferred taxes and related goodwill to be recorded. Additionally, net operating losses from the acquired companies and the net operating losses from CoStar prior to the acquisition, totaling approximately $39.6 million, were valued in connection with the acquisition. The reversal of these deferred taxes in future periods may result in additions to the valuation allowance and the recording of additional tax expense in accordance with the provisions of SFAS 109, requiring evaluation regarding future realization.

7.     COMMITMENTS

      The Company leases office facilities and office equipment under various noncancelable operating leases. The leases contain various renewal options. Rent expense for the years ended December 31, 2000, 2001 and 2002 was approximately $5,595,000, $5,346,000 and $5,500,000, respectively.

COSTAR GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.     COMMITMENTS — (Continued)

      Future minimum lease payments as of December 31, 2002 are as follows (in thousands):

2003	$5,212
2004	4,178
2005	3,903
2006	3,794
2007	3,421
2008 and thereafter	5,764

$26,272

8.     STOCKHOLDERS’ EQUITY

Preferred Stock

      The Company has 2,000,000 shares of preferred stock, $0.01 par value, authorized for issuance. The preferred stock may be issued from time to time by the Board of Directors as shares of one or more classes or series.

Common Stock

      The Company has 30,000,000 shares of common stock, $0.01 par value, authorized for issuance. Dividends may be declared and paid on the common stock, subject in all cases to the rights and preferences of the holders of preferred stock and authorization by the Board of Directors. In the event of liquidation or winding up of the Company and after the payment of all preferential amounts required to be paid to the holders of any series of preferred stock, any remaining funds shall be distributed among the holders of the issued and outstanding common stock.

9.     NET LOSS PER SHARE

      The following table sets forth the computation of basic and diluted net loss per share (in thousands except per share data):

	Year Ended December 31,

	2000	2001	2002

Numerator:
Net loss	$(49,655)	$(20,161)	$(4,784)

Denominator:
Denominator for basic earnings per share — weighted-average shares	15,137	15,636	15,759
Effect of dilutive securities:
Dilutive potential common shares	—	—	—

Denominator for diluted earnings per share — adjusted weighted-average shares	15,137	15,636	15,759

Basic and diluted net loss per share	$(3.28)	$(1.29)	$(0.30)

      The weighted average number of shares does not include stock options and warrants outstanding of 1,716,957, 1,839,719 and 2,097,273 as of December 2000, 2001 and 2002, respectively, as their effect would be anti-dilutive for the periods presented.

COSTAR GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.     EMPLOYEE BENEFIT PLANS

Option Plan

      In March 1996 the Company’s predecessor, Realty Information Group, L.P., adopted the 1996 Option and Purchase Plan (the “1996 Plan”), under which 606,000 shares of Common Stock were reserved for issuance upon the exercise of options granted to officers, executive personnel, directors and key employees. Certain options previously granted were included in the 1996 Plan. In connection with the IPO, all of the options granted under the 1996 Plan were replaced with options under the 1998 Plan (as defined below).

      In June 1998 the Company’s Board of Directors adopted the Stock Incentive Plan (the “1998 Plan”) prior to consummation of the IPO. The 1998 Plan provides for the grant of stock and stock options to officers, directors and employees of the Company and its subsidiaries. Options granted under the 1998 Plan may be incentive or non-qualified stock options. The exercise price for an incentive stock option may not be less than the fair market value of the Company’s Common Stock on the date of grant. The vesting period of the options is determined by the Board of Directors and is generally four years. Upon the occurrence of a Change of Control, as defined in the 1998 Plan, all outstanding unexercisable options under the 1998 Plan immediately become exercisable. The Company has reserved 3,750,000 shares of common stock for issuance under the 1998 Plan. Unless terminated sooner by the Board of Directors, the 1998 Plan will terminate in 2008.

      Option activity was as follows:

			Weighted-
	Number of	Range of	Average
	Shares	Exercise Price	Exercise Price

Outstanding at December 31, 1999	1,352,142		$15.95
Granted	840,950	$20.13-$52.13	$28.43
Exercised	(269,776)	$3.45-$30.00	$8.26
Canceled or expired	(206,359)	$5.63-$49.50	$26.15

Outstanding at December 31, 2000	1,716,957		$22.05
Granted	544,550	$15.06-$29.69	$20.88
Exercised	(167,739)	$3.45-$24.88	$10.24
Canceled or expired	(254,049)	$7.44-$44.75	$26.16

Outstanding at December 31, 2001	1,839,719		$22.20
Granted	577,700	$16.20-$26.25	$20.38
Exercised	(88,281)	$3.45-$23.00	$20.75
Canceled or expired	(231,865)	$16.00-$46.81	$24.98

Outstanding at December 31, 2002	2,097,273		$22.00

Exercisable at December 31, 2002	1,056,709		$21.60

Exercisable at December 31, 2001	847,686		$19.44

Exercisable at December 31, 2000	686,887		$14.59

      For the purposes of the disclosure required by FAS 123, the fair value of each option granted during the years ended December 2000, 2001 and 2002 was $20.44, $18.16 and $15.39, respectively. The Company

COSTAR GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.     EMPLOYEE BENEFIT PLANS — (Continued)

estimated the fair value of each option granted on the date of grant using the Black-Scholes option-pricing model, using the assumptions noted in the following table:

	Year Ended
	December 31,

	2000	2001	2002

Annual dividends	0%	0%	0%
Expected volatility	87%	100%	75%
Risk-free interest rate	6.3%	5.5%	3.5%
Expected life (in years)	5	5	5

      Pro forma compensation expense for stock option plans would increase our net loss as described in the “Summary of Significant Accounting Policies” as required by SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123”.

      The following table summarizes information regarding options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable

		Weighted-Average
		Remaining
	Number of	Contractual Life	Weighted-Average	Number of	Weighted-Average
Exercise Price	Shares	(In Years)	Exercise Price	Shares	Exercise Price

$3.45 — $ 9.00	290,122	5.6	$6.59	290,122	$6.59
$12.63 — $17.86	126,418	8.5	17.19	35,018	16.88
$17.88 — $18.06	252,000	8.4	18.51	63,750	18.05
$18.10 — $20.30	284,783	9.0	19.60	45,133	19.19
$20.40 — $23.06	259,025	8.4	22.27	81,500	22.45
$23.08 — $26.81	234,851	8.0	24.59	90,628	24.68
$26.85 — $30.00	349,750	6.9	29.16	269,725	29.57
$30.75 — $35.13	222,950	7.3	32.06	113,133	31.92
$35.25 — $46.81	75,374	6.7	38.71	66,534	38.95
$52.13 — $52.13	2,000	7.2	52.13	1,166	52.13

	2,097,273	7.6	22.00	1,056,709	21.60

      On September 28, 2001, the Company granted a total of 5,000 shares of restricted stock to the non-employee directors of the Company. The stock grants vest over a four-year period with 25% of the stock vesting on each anniversary of the grant date. The Company recorded $89,800 in deferred compensation expense during the year ended December 31, 2001 in connection with these stock grants. The deferred compensation is calculated at the fair value on the grant date and is being amortized over the vesting period of the restricted stock.

Employee 401(K) Plan

      The Company maintains a defined contribution retirement plan for all eligible employees. Effective January 1, 1997, the Company established a 401(k) Plan (the “401(k)”) to provide retirement benefits for eligible employees. The 401(k) provides for tax-deferred contributions of between 1% and 100% of employees’ salaries, limited to a maximum annual amount as established by the Internal Revenue Service. The Company matched 100% in 2000, 2001 and 2002 of employee contributions up to a maximum of 6% of total compensation. Amounts contributed to the 401(k) by the Company to match employee contributions for

COSTAR GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.     EMPLOYEE BENEFIT PLANS — (Continued)

the years ended December 31, 2000, 2001, and 2002 were approximately $698,000, $1,209,000 and $1,169,000, respectively.

11.     SUBSEQUENT EVENT

      On January 6, 2003, the Company acquired the share capital of London-based Property Intelligence for the U.S. dollar equivalent of approximately $16.4 million in cash paid to the owners of the share capital and approximately $400,000 in cash, net of exercise proceeds, paid to the option holders of Property Intelligence who simultaneously exercised their options with the closing of the acquisition. The acquisition has been accounted for using purchase accounting. The purchase price was principally allocated to cash and other working capital accounts, database technology, customer base and goodwill. The acquired database technology and customer base will be amortized over their estimated useful lives. Goodwill will not be amortized, but is subject to annual impairment tests. Property Intelligence, whose operations principally consist of FOCUS Information, is a leading provider of information services to the commercial real estate and related business community in the United Kingdom.

COSTAR GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)
(unaudited)

	Three Months Ended
	March 31,

	2003	2002

Revenues	$22,553	$19,061
Cost of revenues	7,603	7,096

Gross margin	14,950	11,965
Operating expenses:
Selling and marketing	6,569	5,669
Software development	1,700	1,397
General and administrative	6,489	5,867
Purchase amortization	1,112	893

	15,870	13,826

Loss from operations	(920)	(1,861)
Other income, net	77	239

Net loss	$(843)	$(1,622)

Net loss per share — basic and diluted	$(0.05)	$(0.10)

Weighted-average outstanding shares	15,814	15,720

See accompanying notes.

COSTAR GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	March 31,	December 31,
	2003	2002

	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$24,910	$25,546
Cash held for acquisition	—	16,386
Short-term investments	1,405	1,598
Accounts receivable, less allowance for doubtful accounts of approximately $2,785 and $2,452 as of March 31, 2003 and December 31, 2002	7,123	6,786
Prepaid expenses and other current assets	1,723	1,567

Total current assets	35,161	51,883
Property and equipment	27,406	26,558
Accumulated depreciation	(16,717)	(15,510)

	10,689	11,048
Goodwill, net	36,121	26,177
Intangibles and other assets, net	36,634	29,527
Deposits	280	272

Total assets	$118,885	$118,907

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$9,050	$10,124
Deferred revenue	6,505	4,766

Total current liabilities	15,555	14,890
Total stockholders’ equity	103,330	104,017

Total liabilities and stockholders’ equity	$118,885	$118,907

See accompanying notes.

COSTAR GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)
(unaudited)

	Three Months Ended
	March 31,

	2003	2002

Operating activities:
Net loss	$(843)	$(1,622)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	1,207	1,045
Amortization	2,060	2,153
Provision for losses on accounts receivable	561	567
Changes in operating assets and liabilities	(1,888)	(2,027)

Net cash provided by operating activities	1,097	116

Investing activities:
Purchases and sales of short-term investments	193	768
Purchases of property and equipment	(681)	(535)
Other assets	(348)	(22)
Cash held for acquisition	16,386	—
Acquisition, net of cash acquired	(17,419)	—

Net cash (used in) provided by investing activities	(1,869)	211

Financing activities:
Net proceeds from exercise of stock options	125	81

Net cash provided by financing activities	125	81

Effect of foreign currency exchange rates on cash and cash equivalents	11	—

Net (decrease) increase in cash and cash equivalents	(636)	408
Cash and cash equivalents at beginning of period	25,546	30,746

Cash and cash equivalents at end of period	$24,910	$31,154

See accompanying notes.

COSTAR GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION

      CoStar Group, Inc. (the “Company”) has created a comprehensive, proprietary database of commercial real estate information for metropolitan areas throughout the United States and the United Kingdom. Based on its unique database, the Company provides information to the commercial real estate and related business community and operates within one reportable business segment. The information in the Company’s database is distributed to its clients under license agreements, which typically range from one to three years in duration.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

      The consolidated financial statements of the Company include the accounts of the Company and its wholly owned direct and indirect subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Interim Financial Statements

      The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. In the opinion of the Company’s management, the financial statements reflect all adjustments necessary to present fairly the results of operations for the three month periods ended March 31, 2003 and 2002, the Company’s financial position at March 31, 2003, and the cash flows for the three month periods ended March 31, 2003 and 2002. These adjustments are of a normal recurring nature.

      Certain notes and other information have been condensed or omitted from the interim financial statements presented in this Quarterly Report on Form 10-Q. Therefore, these financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K for the year ended December 31, 2002 and the Company’s Quarterly Reports on Form 10-Q for the periods ended March 31, 2002, June 30, 2002 and September 30, 2002.

      The results of operations for the three month period ended March 31, 2003 are not necessarily indicative of future financial results.

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Foreign Currency Translation

      The Company’s functional currency in its foreign location is the local currency. Assets and liabilities are translated into U.S. dollars as of the balance sheet date. Revenues, expenses, gains and losses are translated at the average exchange rates in effect during each period. Gains and losses resulting from translation are included in accumulated other comprehensive loss in stockholders’ equity. Net gains or losses resulting from foreign currency exchange transactions are included in the consolidated statement of operations. The Company incurred a loss included in comprehensive loss of approximately $(68,000) from translation of its foreign subsidiary’s assets and liabilities into U.S. dollars for the three months ended March 31, 2003. There were no material gains or losses from foreign currency exchange transactions for the three month period ended March 31, 2003.

COSTAR GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (CONTINUED)

Comprehensive Income (Loss)

      During the three months ended March 31, 2003 and 2002, total comprehensive income (loss) was $(911,000) and $(1,622,000), respectively. As of March 31, 2003, accumulated other comprehensive income (loss) included a loss from foreign currency translation adjustments of approximately $(68,000).

Stock-Based Compensation

      The Company accounts for its stock-based compensation in accordance with APB No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). Under APB 25, compensation expense is based on the difference, if any, on the date of grant between the fair value of the Company’s common stock and the exercise price of the option and is recognized ratably over the vesting period of the option. Stock-based compensation related to options granted to non-employees is accounted for using the fair value method in accordance with the Statement of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”).

      Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123” (“SFAS 148”) amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements. The Company has adopted the disclosure requirements of SFAS 123 and SFAS 148. The following table illustrates the effect on net income (loss) and net income (loss) per share as if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation (in thousands, except per share amounts):

	Three Months Ended
	March 31,

	2003	2002

Net income (loss), as reported	$(843)	$(1,622)
Add: stock-based employee compensation expense included in reported net income	—	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(1,603)	(2,136)

Pro forma net income (loss)	$(2,446)	$(3,758)

Earnings per share:
Basic — as reported	$(0.05)	$(0.10)

Basic — pro forma	$(0.15)	$(0.24)

Diluted — as reported	$(0.05)	$(0.10)

Diluted — pro forma	$(0.15)	$(0.24)

3.	ACQUISITIONS

      On January 6, 2003, the Company acquired the share capital of London-based Property Intelligence plc (“Property Intelligence”) for the U.S. dollar equivalent of approximately $17.4 million, net of cash acquired

COSTAR GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

3.	ACQUISITIONS — (CONTINUED)

of approximately $1.4 million. The acquisition has been accounted for using purchase accounting and the purchase price was allocated as follows (in thousands):

Value

Working capital and other tangible assets	$103
Acquired database technology	1,186
Customer base	8,000
Goodwill	9,555

$18,844

      The acquired database technology and customer base will be amortized on a straight-line basis over periods of 5 and 10 years, respectively. Goodwill will not be amortized, but is subject to annual impairment tests. The results of operations of Property Intelligence have been consolidated with those of the Company since the date of acquisition. The operating results of Property Intelligence are not considered material to the consolidated financial statements of the Company, and accordingly, pro forma financial information has not been presented for this acquisition.

      On February 28, 2003, the second and final earn-out condition relating to the Company’s acquisition of First Image Technologies, Inc. (“First Image”) was satisfied by the sole shareholder of First Image. As a result, the Company recorded an obligation to pay additional purchase consideration valued at approximately $433,000, consisting of a cash payment of approximately $333,000 and the issuance of 4,712 shares of CoStar common stock to such shareholder. This obligation was settled by the Company during April 2003.

4.	GOODWILL

      Goodwill consists of the following (in thousands):

	March 31,	December 31,
	2003	2002

Goodwill	$47,344	$37,400
Accumulated amortization	(11,223)	(11,223)

Goodwill, net	$36,121	$26,177

5.	INTANGIBLES AND OTHER ASSETS

      Intangibles and other assets consists of the following (in thousands):

	March 31,	December 31,
	2003	2002

Capitalized product development costs	$1,795	$1,795
Accumulated amortization	(1,483)	(1,433)

	312	362

Building photography	4,750	4,731
Acquired database technology	19,285	18,104
Customer base	40,077	32,111
Tradename	4,198	4,198

	68,310	59,144
Accumulated amortization	(31,988)	(29,979)

	36,322	29,165

Intangibles and other assets, net	$36,634	$29,527

PROSPECTUS

Needham & Company, Inc.

William Blair & Company

JMP Securities

                    , 2003

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

      The following table sets forth the expenses, other than underwriting compensation, in connection with the issuance and distribution of the securities being registered in this Registration Statement. The Company will pay all expenses of issuance and distribution.

SEC registration fee	$3,313
Printing expenses*	$70,000
Legal fees and expenses*	$100,000
Accounting fees and expenses*	$50,000
Nasdaq Stock Market fees	$14,375
Miscellaneous fees*	$12,312

Total	$250,000

*	Estimated

Item 15.	Indemnification of Directors and Officers.

      Section 145 of the Delaware General Corporation Law (the “DGCL”) provides for, among other things:

      (a) permissive indemnification for expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by designated persons, including directors and officers of a corporation, in the event such persons are parties to litigation other than stockholder derivative actions if certain conditions are met;

      (b) permissive indemnification for expenses actually and reasonably incurred by designated persons, including directors and officers of a corporation, in the event such persons are parties to stockholder derivative actions if certain conditions are met;

      (c) mandatory indemnification for expenses actually and reasonably incurred by designated persons, including directors and officers of a corporation, in the event such persons are successful on the merits or otherwise in litigation covered by (a) and (b) above; and

      (d) that the indemnification provided for by Section 145 shall not be deemed exclusive of any other rights which may be provided under any bylaw, agreement, stockholder or disinterested director vote, or otherwise.

      CoStar’s restated certificate of incorporation provides that a director shall not be personally liable to CoStar or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (1) for any breach of the director’s duty of loyalty to CoStar or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for paying a dividend or approving a stock repurchase or redemption in violation of Section 174 of the DGCL or (4) for any transaction from which the director derived an improper personal benefit. The certificate of incorporation also provides that CoStar shall indemnify each director and officer to the fullest extent permitted by law for all expenses, liabilities and other matters referenced in Section 145 of the DGCL. Such indemnification is exclusive of any other rights under any bylaw, agreement, vote of stockholders, vote of disinterested directors or otherwise. CoStar may also purchase and maintain insurance on behalf of any director or officer to the extent permitted by Section 145 of the DGCL.

      CoStar’s restated bylaws provide that each person who was or is made a party to, or is involved in, any action, suit or proceeding by reason of the fact that he or she is or was a director or officer of CoStar (or was serving at the request of CoStar as a director, officer, employee or agent for another entity) shall be, and employees and agents may be, indemnified by CoStar, to the fullest extent authorized by the DGCL, against all expense, liability or loss reasonably incurred by the person in connection therewith, if the person acted in good faith and in a manner he or she reasonably believed to be not opposed to the best interests of CoStar and, in criminal matters, if the person had no reasonable cause to believe his or her conduct was unlawful. When the action, suit or proceeding is brought in favor of CoStar, such indemnification rights extend only to expenses, and no indemnification rights apply to any adjudged liability of the person to CoStar unless the applicable court determines that the person is fairly and reasonably entitled to indemnification for expenses. The restated bylaws further provide that such indemnification rights are contract rights, and indemnified directors and officers shall have the right to be paid by CoStar for the expenses incurred in defending the proceedings specified above, in advance of their final disposition, upon receipt from the indemnified person of an undertaking to repay all amounts so advanced if it shall ultimately be determined that the person is not entitled to be indemnified. Such expenses, including attorneys’ fees, may be paid with respect to indemnified employees and agents, as the board of directors deems appropriate. The restated bylaws provide that the right to indemnification and to the advance payment of expenses shall not be exclusive of any other right which any person may have or acquire under any agreement, statute, provision of CoStar’s restated bylaws, certificate of incorporation, or otherwise.

Item 16.	Exhibits.

      The following exhibits are filed as part of this Registration Statement:

Exhibit No.	Description

1.1*	Form of Underwriting Agreement.
4.1	Specimen Common Stock Certificate (Incorporated by reference to Exhibit 4.1 to the Company’s Form 10-K dated December 31, 1999).
5.1*	Opinion of Gibson, Dunn & Crutcher, LLP, with respect to legality.
23.1	Consent of Ernst & Young LLP (Filed previously).
23.2*	Consent of Gibson, Dunn & Crutcher, LLP (Included as part of Exhibit 5.1).
24.1	Powers of Attorney (Filed previously).

*	To be filed by amendment

Item 17.	Undertakings

      The undersigned registrant hereby undertakes that for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, CoStar Group, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bethesda, State of Maryland, on July 15, 2003.

CoStar Group, Inc.

By:	/s/

Andrew C. Florance
President and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Dated

* Michael R. Klein	Chairman of the Board	July 15, 2003

/s/ Andrew C. Florance	Chief Executive Officer and President and a Director (Principal Executive Officer)	July 15, 2003

/s/ Frank A. Carchedi	Chief Financial Officer (Chief Financial and Accounting Officer)	July 15, 2003

* David Bonderman	Director	July 15, 2003

* Warren H. Haber	Director	July 15, 2003

* Josiah O. Low, III	Director	July 15, 2003

* Christopher Nassetta	Director	July 15, 2003

*By: /s/ Andrew C. Florance Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description

1.1*	Form of Underwriting Agreement.
4.1	Specimen Common Stock Certificate (Incorporated by reference to Exhibit 4.1 to the Company’s Form 10-K dated December 31, 1999).
5.1*	Opinion of Gibson, Dunn & Crutcher, LLP, with respect to legality.
23.1	Consent of Ernst & Young LLP (Filed previously).
23.2*	Consent of Gibson, Dunn & Crutcher, LLP (Included as part of Exhibit 5.1).
24.1	Powers of Attorney (Filed previously).

*	To be filed by amendment